Exhibit 99.2
ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2006 RESULTS
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
Second quarter 2006 highlights compared with the second quarter of 2005:
•	Net income of $1,118 million, up 23%; Net income from continuing operations (1) of $1,128 million, up 23%

•	Diluted earnings per share (2) (EPS) of $.85, up 23%; Diluted EPS from continuing operations of $.86, up 23%

•	Return on common equity (ROE) of 23.0%, up 310 basis points; ROE from continuing operations of 22.9%, up 300 basis points

•	Revenue from continuing operations of $5,122 million, up $436 million, or 9%, on higher wealth management and banking volumes and record trading results

•	Non-interest expense from continuing operations of $2,928 million, up $267 million, or 10%:
—	7% due to higher variable compensation, mainly in RBC Capital Markets, reflecting strong business performance
—	3% related to all other expense categories, largely supporting business growth
•	Total assets of $503 billion, up 16%
(1)	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company.

(2)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share numbers and per share calculations have been restated to reflect the stock dividend.
TORONTO, May 26, 2006 — Royal Bank of Canada (RY on TSX & NYSE) reported net income of $1,118 million for the second quarter ended April 30, 2006, up 23% from a year ago. Diluted EPS were $.85, up 23%. ROE was 23.0%, up 310 basis points.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “Each of our business segments delivered strong revenue and earnings growth this quarter. We also continued to build on our leadership position in Canada, and successfully expand our businesses in the U.S. and outside North America.”
     Net income from continuing operations of $1,128 million was up $212 million, or 23%, from a year ago. Diluted EPS were $.86, up $.16 or 23%. ROE was 22.9% compared to 19.9% a year ago. The increase in net income reflected strong revenue growth across all our business segments that was partially offset by higher variable compensation primarily in RBC Capital Markets. This growth was achieved despite a $35 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar.
     Revenue from continuing operations increased $436 million, or 9%, from a year ago primarily due to solid growth in our wealth

      Table of contents
1	Second quarter highlights

2	President & Chief Executive Officer’s message

4	Management’s discussion & analysis

4	About Royal Bank of Canada

4	Caution regarding forward-looking statements

5	Selected consolidated financial information and other highlights

6	Executive summary

9	Consolidated results from continuing operations

13	Quarterly results and trend analysis

14	Accounting policies and estimates

14	Business segment results from continuing operations

15	How we manage our business segments

15	Key financial measures (non-GAAP)

18	RBC Canadian Personal and Business

20	RBC U.S. and International Personal and Business (continuing operations)

22	RBC Capital Markets

24	Corporate Support

24	Balance sheet highlights

26	Capital management

27	Off-balance sheet arrangements

27	Related party transactions

28	Risk management

32	Interim Consolidated Financial Statements

36	Notes to Interim Consolidated Financial Statements

47	Shareholder information

2   ROYAL BANK OF CANADA   SECOND QUARTER 2006
management and banking businesses and record trading results on improved market conditions and business expansion.
     Non-interest expense from continuing operations increased $267 million, or 10%, from a year ago. Variable compensation was up $189 million, primarily in RBC Capital Markets due to strong business performance. The remaining $78 million increase largely reflected higher costs in support of our business growth initiatives. These costs included higher professional fees, staffing levels in our distribution network and marketing and advertising costs. These factors were partially offset by lower stock-based compensation in the current period.
     Total provision for credit losses rose $8 million, or 7%, from a year ago. This increase primarily reflected growth in the personal loan and credit card portfolios and lower corporate and commercial loan recoveries. This was partially offset by the favourable effect of a higher level of securitized credit cards and a provision recorded in the prior year related to our 50% proportionate share of a provision booked at Moneris Solutions, Inc.
     Insurance policyholder benefits, claims and acquisition expense decreased $3 million over the prior year. The decline is largely attributable to the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of a stronger Canadian dollar, largely offset by higher claims experience in our Canadian Life and Health business. In the current quarter, actuarial life liabilities recorded in policyholder benefits decreased reflecting increases in long-term interest rates and were offset by other actuarial adjustments.
     Income taxes decreased compared to the prior year despite higher earnings before tax from continuing operations largely due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. A higher level of income from tax-efficient sources, including dividends, also contributed to the decrease in income taxes.
     Compared to the first quarter of 2006, net income decreased $53 million, or 5%, and diluted EPS fell $.04, or 4%. Net income from continuing operations was down $44 million, or 4%, and diluted EPS from continuing operations decreased $.03, or 3%. This decline largely reflected the impact of fewer days and higher provisions for credit losses in the current quarter, and the favourable resolution of a tax audit related to prior years recorded last quarter. A $5 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar also contributed to the decrease. These factors were partially offset by higher trading results on improved market conditions and solid growth in our wealth management business.
     Six-month net income was $2,289 million, up $403 million, or 21%, from the first six months of 2005. Six-month diluted EPS were $1.74, up $.31, or 22%. From continuing operations net income was up $407 million, or 22%, compared to the prior year, despite the $50 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar. Revenue increased $623 million, or 7%, from a year ago primarily due to solid growth in our wealth management and banking businesses and strong trading results on improved market conditions and business expansion. Non-interest expense increased $364 million, or 7%, over the prior period largely due to higher variable compensation primarily reflecting strong business performance in RBC Capital Markets and higher costs in support of our business growth initiatives. The provision for credit losses decreased $53 million, or 24%, from the prior period mainly reflecting a $50 million reversal of the general allowance recorded in the first quarter of 2006.
     Discontinued operations net loss in the current quarter of $10 million was primarily due to charges related to the wind-down of RBC Mortgage Company. This compared to a net operating loss of $9 million in the prior year and a net loss of $1 million in the prior quarter.
     As at April 30, 2006, the Tier 1 capital ratio of 9.5% was unchanged from both a year ago and from the previous quarter. The Total capital ratio of 12.5% was down 30 basis points from 12.8% both a year ago and the previous quarter.
PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
We had another very strong quarter with earnings of $1.1 billion, up 23% from a year ago, and an ROE of 23.0% in the quarter. Each of our business segments delivered strong revenue and earnings growth compared to last year.
     RBC Canadian Personal and Business segment’s net income increased 16% from a year ago, driven by 6% higher revenue. Wealth Management revenue rose 20%, reflecting growth in mutual funds and full-service brokerage operations. As well, loan and deposit growth remained buoyant in a robust economy. We are pleased with this segment’s operating leverage (difference between the growth rates of revenue and expense) of 3% achieved even as we continued to invest in high growth businesses and added more client-facing employees in the quarter.
     Earnings from RBC U.S. and International Personal and Business segment’s continuing operations rose 29% and revenue rose 8% from a year ago, despite the continued strengthening of the Canadian dollar relative to the U.S. dollar. In U.S. dollars, earnings were up 39% and revenue was up 16%. This was driven by strong revenue growth in Wealth Management (reflecting the Abacus acquisition, growth in fee-based assets at RBC Dain Rauscher and higher brokerage commissions in Global Private Banking) as well as solid revenue growth and lower provisions for credit losses in Banking.
     RBC Capital Markets had an exceptionally strong quarter with net income of $433 million, an increase of 47% over a year ago. This reflects record trading results on favourable market conditions. The higher earnings also reflected greater merger and acquisition (M&A) activity and a lower effective tax rate. Non-interest expense also grew due to higher variable compensation costs reflecting strong business performance.

ROYAL BANK OF CANADA    SECOND QUARTER 2006   3

	2006 Objectives	Six-month Performance

1. Diluted earnings per share growth (1)	20%+	21.7%
2. Return on common equity (ROE)	20%+	23.5%
3. Revenue growth	6–8%	7%
4. Operating leverage (2)	>3%	0%
5. Portfolio quality (3)	.40–.50%	.23%
6. Capital management: Tier 1 capital ratio	8%+	9.5%
7. Dividend payout ratio	40–50%	39%

(1)	Based on 2005 total reported diluted EPS of $5.13, which has been restated to $2.57 to reflect a stock dividend of one common share on each of our issued and outstanding common shares, paid on April 6, 2006.

(2)	Operating leverage is the difference between the revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron Corp. litigation provision of $591 million recorded in the fourth quarter of 2005.

(3)	Ratio of specific provisions for credit losses to average loans and acceptances.
Performance review
For the first six months of the year, our diluted EPS growth of 21.7%, ROE of 23.5% and revenue growth of 7% all meet our 2006 objectives. Our portfolio quality remained strong, supported by a benign credit environment, resulting in a specific provision for credit losses ratio of .23% which continues to be better than our objective. We maintained our solid capital position with a Tier 1 capital ratio of 9.5%, which remains significantly above our target of 8% plus. Year-to-date operating leverage was flat compared to our annual objective of over 3% largely due to our business mix, which included a higher proportion of earnings from RBC Capital Markets. However, operating leverage was positive in both our Personal and Business segments. In light of the high level of earnings in the first six months of this year, our dividend payout ratio of 39% fell slightly short of our target payout ratio.
Progress on our strategic goals
We continued to make progress in the second quarter in taking steps to achieve our three goals which are:
1.	To be the undisputed leader in financial services in Canada

2.	To build on our strengths in banking, wealth management and capital markets in the United States

3.	To be a premier provider of selected global financial services
In Canada, we continued to advance our leadership position in a number of areas. For example, we recorded mutual fund net sales of $2.2 billion to retain the top net sales position for the 10th straight quarter. RBC Capital Markets was the joint book runner on the highly anticipated Tim Hortons’ $900 million initial public offering (IPO) drawing global interest and demand. RBC Insurance became the first company to offer Canadians the ability to obtain a quote and purchase personal property and auto insurance online. In addition, we introduced a new Speedpass with debit capability enabling RBC client card holders to instantly pay for purchases at Esso retail outlets. We also continued to build our leading brand through ongoing support of Canadian Olympic and Paralympic teams competing in Torino 2006, a source of great pride to Canadians. In addition to our extensive advertising campaign, we staged a cross-country exhibition designed to give Canadians a taste of the excitement and spirit of the Olympic Games.
     In the U.S., RBC Dain Rauscher’s fee-based assets reached US$25 billion, an increase of 38% over a year ago, while their total client assets under administration reached a record US$125 billion. Since the launch of RBC Centura’s new chequing account product suite last quarter, the number of new personal chequing accounts opened is up 24% and new commercial accounts are up 21% over last quarter. With respect to new products, RBC Centura introduced two highly competitive home equity line product offerings, and launched a version of its RBC Centura Platinum Visa Card for Global Private Banking customers in the quarter. RBC Insurance experienced record growth in its U.S. term life insurance business, setting two monthly sales records and growing 53% over a year ago. In the first calendar quarter of this year, RBC Capital Markets investment banking group ranked #4 in the U.S. in terms of number of managed IPOs.
     Internationally, we continued to expand and provide new services to our clients around the world. We opened a branch in Beijing to assist institutional, business and private banking clients with a range of banking, wealth management, trade finance and capital markets services. Global Private Banking opened an International Centre in Montreal with 16 financial professionals to provide customized financial services for internationally-based high net worth clients who have a family or business interest in Canada. RBC Capital Markets launched the RBC Hedge 250 Index, a broadly diversified representative and investable hedge fund index comprised of 250 funds — six times more than the number of funds included in other investable indices.
     Our strategic goals are intended to provide better solutions to our clients and to deliver continued growth to our shareholders. Over the last twelve months, our total return to shareholders was 32%, which included 28% growth in our common share price.
     I would like to thank our employees for their continued efforts to earn the right to be our clients’ first choice and to generate superior financial performance and returns to our shareholders.
Gordon M. Nixon
President & Chief Executive Officer

4   ROYAL BANK OF CANADA   SECOND QUARTER 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s discussion and analysis (MD&A) of our financial condition and results of operations is provided to enable a reader to assess our financial condition, future prospects and our results of operations, including our liquidity and capital resources, for the three-and six-month periods ended April 30, 2006, compared to the corresponding periods in the preceding fiscal year, with emphasis on the three-month comparison. This MD&A should be read carefully together with our unaudited Interim Consolidated Financial Statements and related notes and our 2005 Annual Report to Shareholders (2005 Annual Report). This MD&A is dated May 25, 2006. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.
Additional information relating to Royal Bank of Canada, including our 2005 Annual Information Form, is available free of charge on our website at rbc.com, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.
ABOUT ROYAL BANK OF CANADA
Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. We may make such statements in this report, in other filings with Canadian regulators or the SEC, or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006 and our medium-term goal, and strategies to achieve our objectives and medium-term goal, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous assumptions, and inherent risks and uncertainties, both general and specific which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under Risk management and Additional risks that may affect future results in our 2005 Annual Report.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Royal Bank of Canada, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   5
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share and percentage amounts)	2006	2006	2005	2006	2005

Continuing operations
Total revenue	$5,122	$4,960	$4,686	$10,082	$9,459
Non-interest expense	2,928	2,751	2,661	5,679	5,315
Provision for credit losses	124	47	116	171	224
Insurance policyholder benefits, claims and acquisition expense	619	652	622	1,271	1,204
Business realignment charges	—	—	2	—	4
Net income before income taxes (1)	1,451	1,510	1,285	2,961	2,712
Net income from continuing operations	1,128	1,172	916	2,300	1,893
Net loss from discontinued operations	(10)	(1)	(9)	(11)	(7)
Net income	$1,118	$1,171	$907	$2,289	$1,886

Segments — net income from continuing operations
RBC Canadian Personal and Business	$608	$669	$524	$1,277	$1,121
RBC U.S. and International Personal and Business (2)	106	101	82	207	175
RBC Capital Markets (2)	433	330	294	763	562
Corporate Support	(19)	72	16	53	35
Net income from continuing operations	$1,128	$1,172	$916	$2,300	$1,893

Selected information
Earnings per share (EPS) — diluted (3)	$0.85	$0.89	$0.69	$1.74	$1.43
Return on common equity (ROE) (4)	23.0%	23.9%	19.9%	23.5%	20.9%
Return on risk capital (RORC) (4)	35.7%	37.9%	32.4%	36.8%	33.5%
Selected information for continuing operations
Earnings per share (EPS) — diluted (3)	$0.86	$0.89	$0.70	$1.75	$1.44
Return on common equity (ROE) (4)	22.9%	23.6%	19.9%	23.3%	20.7%
Return on risk capital (RORC) (4)	36.1%	38.0%	32.7%	37.0%	33.6%
Operating leverage (5)	(0.7%)	0.2%	6.3%	(0.2%)	10.4%
Capital ratios (6)
Tier 1 capital ratio	9.5%	9.5%	9.5%	9.5%	9.5%
Total capital ratio	12.5%	12.8%	12.8%	12.5%	12.8%
Selected balance sheet data
Total assets	$502,893	$487,874	$$434,873	$502,893	$434,873
Securities	163,991	165,658	139,585	163,991	139,585
Consumer loans	140,998	138,581	129,618	140,998	129,618
Business and government loans	57,583	55,615	49,779	57,583	49,779
Deposits	322,787	314,872	283,492	322,787	283,492
Average common equity (4)	19,700	19,300	18,400	19,500	18,000
Average risk capital (4)	12,700	12,150	11,350	12,400	11,250
Common share information (3)
Shares outstanding (000s) — average basic	1,282,694	1,284,333	1,281,685	1,283,436	1,279,482
— average diluted	1,301,645	1,304,378	1,303,601	1,303,106	1,301,133
— end of period	1,286,064	1,290,983	1,292,801	1,286,064	1,292,801
Dividends per share	$0.36	$0.32	$0.28	$0.68	$0.55
Dividend yield	3.0%	2.9%	3.2%	2.9%	3.2%
Share price — close (as at quarter end)	$47.84	$44.54	$37.48	$47.84	$37.48
Other selected information
Assets under administration (7) — RBC	$487,900	$476,300	$$1,712,700	$487,900	$1,712,700
— RBC Dexia IS	1,832,100	1,738,100	—	1,832,100	—
Assets under management	113,700	111,200	101,900	113,700	101,900
Business information for continuing operations
Employees (full-time equivalent)	59,206	59,429	59,803	59,206	59,803
Bank branches	1,424	1,421	1,414	1,424	1,414
Automated banking machines	4,272	4,268	4,367	4,272	4,367

Period average USD equivalent of C$1.00	$0.877	$0.865	$0.811	$0.871	$0.819
Period-end USD equivalent of C$1.00	0.894	0.878	0.795	0.894	0.795

(1)	Net income before income taxes and non-controlling interest in subsidiaries.

(2)	All amounts have been restated to reflect the transfer of our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets, which was effective February 1, 2006.

(3)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share and per share information have been restated to reflect the stock dividend.

(4)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(5)	Defined as the difference between the revenue growth rate and the non-interest expense growth rate.

(6)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(7)	Assets under administration — RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag basis, Assets under administration — RBC Dexia IS reported for the second quarter of 2006 are as at March 31, 2006.

6   ROYAL BANK OF CANADA   SECOND QUARTER 2006
EXECUTIVE SUMMARY
We achieved strong earnings and revenue growth in the second quarter of 2006 across all business segments compared to a year ago. These results were supported by continuing favourable economic and business conditions in both domestic and international markets. The successful execution of our growth initiatives also contributed to our results.
Economic and market review
The latest statistics released indicate that positive economic momentum continued in North America. In Canada, the economy grew in the first two calendar months of the year and the unemployment rate hit a new 32-year low. Interest rates rose slightly with the Bank of Canada increasing the overnight rate to 4.0% in April, up 50 basis points (bps) from February. The Canadian dollar strengthened versus the U.S. dollar and other major currencies driven by broad-based U.S. dollar weakness against most major currencies and appreciating commodity prices.
     In the United States, first calendar quarter real GDP was up over the fourth calendar quarter of 2005 driven by stronger foreign demand for U.S. exports, the re-stocking of inventories and moderate but still-growing consumer demand despite waning confidence. The U.S. Federal Reserve raised the Fed funds rate twice for a total of 50 bps to 5.00%, over the last three months, due to robust growth and a threatening inflation environment.
     Demand for consumer loans and related financing products remained positive on solid consumer spending and the continuing favourable economic conditions. On the corporate side, the number of mergers and acquisition (M&A) deals was at historical highs in Canada on strong demand for domestic oil and metals companies. Trading businesses in North America experienced favourable market conditions across most asset classes. Higher equity market volatility and increased arbitrage opportunities improved equity trading businesses and the steepening of the yield curve resulted in increased fixed income trading opportunities. Equity originations were solid as activity in the income trust sector in Canada improved. Debt originations continued to benefit from robust demand for “Maple” bonds, Canadian dollar issuances by foreign companies.
Financial performance
We reported net income of $1,118 million in the second quarter ended April 30, 2006, up $211 million, or 23%, from a year ago. Diluted earnings per share (EPS) were $.85, up $.16, or 23%. Return on common equity (ROE) was 23.0% compared to 19.9% a year ago.
Continuing operations net income of $1,128 million was up $212 million, or 23%, from a year ago. Diluted EPS were $.86, up $.16, or 23%. ROE was 22.9% compared to 19.9% a year ago. The increase reflected strong revenue growth across all our business segments that was partially offset by higher variable compensation primarily in RBC Capital Markets. This growth was achieved despite the $35 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar.
     Total revenue increased $436 million, or 9%, from a year ago primarily due to solid growth in our wealth management and banking businesses and record trading results on improved market conditions and business expansion.
     Non-interest expense increased $267 million, or 10%, from a year ago. Variable compensation increased $189 million primarily in RBC Capital Markets, due to strong business performance. The remaining $78 million increase largely reflected higher costs incurred in support of our business growth initiatives including higher professional fees, staffing levels in our distribution network and marketing and advertising costs. These factors were partially offset by lower stock-based compensation in the current period.
     Total provision for credit losses rose $8 million, or 7%, from a year ago. This increase primarily reflected growth in the personal loan and credit card portfolios and lower corporate and commercial loan recoveries. This was partially offset by the favourable effect of the higher level of securitized credit cards and a provision recorded in the prior year related to our 50% proportionate share of a provision booked at Moneris Solutions, Inc. (Moneris).
     Insurance policyholder benefits, claims and acquisition expense decreased $3 million over the prior year. The decline is largely attributable to the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the strengthening of the Canadian dollar, largely offset by higher claims experience in our Canadian Life and Health business. In the current quarter, actuarial life liabilities recorded in policy-holder benefits decreased reflecting increases in long-term interest rates and were offset by other actuarial adjustments.
     Income taxes decreased compared to the prior year despite higher earnings before tax from continuing operations largely due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. In addition, a higher level of income from tax-efficient sources, including dividends, also contributed to the decrease in income taxes.
RBC Canadian Personal and Business net income increased $84 million, or 16%, from a year ago, largely due to higher revenue driven by strong growth in our wealth management and banking businesses coupled with effective cost containment. These business results reflect successful execution of our growth initiatives and continue to be supported by robust market activity and economic conditions and strong consumer confidence.
RBC U.S. and International Personal and Business net income increased $24 million, or 29%, from the prior year despite a $7 million reduction over the prior year due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US $26 million, or 39%, driven by strong revenue growth in Wealth Management, and solid revenue growth and lower provisions for credit losses in Banking. These results largely reflect the successful execution of our growth initiatives and the continuing solid U.S. and international economic conditions.
RBC Capital Markets net income increased $139 million, or 47%, from a year ago primarily reflecting record trading results on improved market conditions, strong M&A activity and a lower

ROYAL BANK OF CANADA   SECOND QUARTER 2006   7
effective tax rate. These factors were partially offset by higher variable compensation expense due to stronger business performance.
Corporate Support net loss of $19 million in the quarter mainly reflected the timing of securitization activities and the mark-to-market on derivatives relating to certain economic hedges. This compared to net income of $16 million a year ago largely due to interest refunds of $28 million received on the resolution of disputed tax items for the 1993–1998 tax periods.
Compared to the first six months of 2005, net income increased $403 million, or 21%, from the first six months of 2005. Six-month diluted EPS were $1.74, up $.31, or 22%. From continuing operations net income was up $407 million, or 22%, despite the $50 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar. Revenue increased $623 million, or 7%, from a year ago primarily due to solid growth in our wealth management and banking businesses and strong trading results on improved market conditions and business expansion. Non-interest expense increased $364 million, or 7%, over the prior period largely due to higher variable compensation primarily in RBC Capital Markets, reflecting strong business performance and higher costs in support of our business growth initiatives. The provision for credit losses decreased $53 million, or 24%, from the prior period mainly reflecting a $50 million reversal of the general allowance recorded in the first quarter of 2006.
Compared to Q1 2006, net income decreased $53 million, or 5%, and diluted EPS fell $.04 or 4%. Net income from continuing operations was down $44 million, or 4%, and diluted EPS from continuing operations decreased $.03, or 3%. This decline largely reflected the impact of fewer days and higher provisions for credit losses in the current quarter, and the favourable resolution of a tax audit related to prior years recorded in the prior quarter. A $5 million reduction in the translated value of U.S. dollar-denominated earnings due to a stronger Canadian dollar also contributed to the decrease. These factors were partially offset by higher trading results on improved market conditions and solid growth in our wealth management business.
Discontinued operations net loss in the current quarter of $10 million was primarily due to charges related to the wind-down of RBC Mortgage Company. This compared to a net operating loss of $9 million in the prior year and a net loss of $1 million in the prior quarter.
U.S. geographic operations (1)
Net income from continuing operations in the U.S. for the current quarter was $211 million, up $76 million, or 56%, compared to a year ago despite the $35 million negative impact of a stronger Canadian dollar. The increase mainly reflected stronger trading results, higher recoveries of credit losses on corporate accounts and improved retail operations. These items were partially offset by lower U.S. annuity sales in the current period.
     Net income from our U.S. geographic operations for the six months ended April 30, 2006, was $383 million, up $166 million, or 76%. This increase primarily reflected stronger trading results and higher recoveries of credit losses on corporate accounts. These items were partially offset by the gain recorded in the prior period on the sale of Liberty Insurance Services Corporation (LIS) on December 31, 2004, and lower U.S. annuity sales in the current period.
     Net income from our U.S. geographic operations was $211 million, up $39 million from the first quarter of 2006, primarily as a result of stronger trading results across all product categories.
Capital ratios
As at April 30, 2006, the Tier 1 capital ratio of 9.5% was unchanged from both a year ago and from the previous quarter. The Total capital ratio of 12.5% was down 30 bps from 12.8% both a year ago and the previous quarter.
Impact of U.S. vs Canadian dollar
Our U.S. dollar-denominated results are impacted by fluctuations in the U.S./Canadian dollar exchange rate. The following table depicts the effect of translating current period results at the historical period’s exchange rate. We believe this provides the reader with the ability to assess underlying results on a more comparable basis.

	For the three		For the six
	months ended		months ended
	Q2 2006 vs		Q2 2006 vs
(C$ millions, except per share amounts)	Q1 2006	Q2 2005	Q2 2005

Reduced total revenue	$20	$115	$175
Reduced non-interest expense	10	60	95
Reduced net income from continuing operations	5	35	50
Reduced net income	5	34	49

Reduced diluted EPS — continuing operations	$—	$0.03	$0.04

Reduced diluted EPS	$—	$0.03	$0.04

     The Canadian dollar exchange rate appreciated 8% from the corresponding quarter a year ago resulting in a $34 million decrease in the translated value of our U.S. dollar-denominated net income and a reduction of $.03 on our current quarter’s diluted EPS.
     The average Canadian dollar exchange rate appreciated 1% compared to the prior quarter resulting in a $5 million decrease in the translated value of our U.S. dollar-denominated net income and did not impact our current quarter’s diluted EPS.
Performance vs objectives
     Our 2006 objectives were established at the end of 2005 based on the prevailing and forecasted economic conditions. Our year-to-date results meet the majority of our 2006 objectives. Diluted EPS growth of 21.7%, ROE of 23.5% and revenue growth of 7% continue to track well to our objectives which are: diluted EPS growth of 20% plus; ROE of 20% plus; and revenue growth of 6% to 8%. An ongoing favourable credit environment continues to support our strong credit quality performance, with our specific provision for credit losses to average loans and acceptances ratio of .23%, which continues to be better than our objective of .40–.50%. Our Tier 1 capital ratio of 9.5% remains significantly above our target of 8% plus. Year-to-date operating leverage was flat compared to our objective of over 3% largely due to our business mix, which included a higher proportion of earnings from RBC Capital Markets. However, operating leverage was positive in both our Personal and Business segments. In light of our high level of earnings in the first six months this year, our dividend payout ratio of 39% fell just short of our 40–50% target.

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

8   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Specified items
The following specified items are included in our results:

	For the three months ended (1)				For the six months ended
	April 30		January 31		April 30
	2006		2006		2006		Segments
(C$ millions)	Before-tax	After-tax	Before-tax	After-tax	Before-tax	After-tax

Credit card customer loyalty reward program liability	$(72)	$(47)	$—	$—	$(72)	$(47)	RBC Canadian Personal and Business
Agreement termination fee	51	33	—	—	51	33	RBC Canadian Personal and Business
Net gain on exchange of NYSE seats for NYX shares	40	23	—	—	40	23	RBC Capital Markets and RBC U.S. and International Personal and Business
Income tax reduction	—	—	n.a.	70	n.a.	70	Corporate Support
General allowance reversal	—	—	50	33	50	33	RBC Capital Markets
Hurricane-related charges	—	—	(61)	(61)	(61)	(61)	RBC Canadian Personal and Business
Amounts related to the transfer of IIS to RBC Dexia IS	—	—	(16)	(19)	(16)	(19)	RBC Capital Markets

(1)	No specified items were reported for the three months ended April 30, 2005, and January 31, 2005.
n.a.	not applicable
Specified items and other key events
Q2 2006
Credit card customer loyalty reward program liability: We made a $72 million adjustment to our credit card customer loyalty reward program liability largely as a result of refinements to our model assumptions to reflect higher customer utilization of RBC Rewards points.
     Agreement termination fee: We received $51 million, in the quarter, related to the termination of an agreement.
     Net gain on exchange of NYSE seats for NYX shares: RBC Capital Markets and RBC U.S. and International Personal and Business respective broker dealer subsidiaries received shares in NYSE Group (NYX) in exchange for their respective New York Stock Exchange (NYSE) seats on March 7, 2006. This exchange resulted in a net gain of $32 million being recognized in RBC Capital Markets and a net gain of $8 million in RBC U.S. and International Personal and Business.
Q1 2006
Income tax reduction: A favourable resolution of an income tax audit related to prior years resulted in a $70 million reduction in income tax expense.
     General allowance reversal: We reversed $50 million of the general allowance related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of the corporate loan portfolio.
     Hurricane-related charges: Additional liabilities for estimated net claims of $61 million (before-tax and after-tax) were expensed in our insurance business primarily related to Hurricane Wilma which occurred in late October 2005.
     Amounts related to the transfer of IIS to RBC Dexia IS: On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). Net charges incurred associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).
     IIS and RBC Dexia IS (Two months of results): In light of the RBC Dexia IS transaction concluded on January 2, 2006, only two months of earnings were reported for IIS in the first quarter of 2006. As there is a one-month lag in reporting of earnings from RBC Dexia IS, January 2 to March 31, 2006 earnings were reported in the second quarter of 2006.
     Abacus: On November 30, 2005 we completed the acquisition of Abacus Financial Services Group Limited (Abacus) expanding our Wealth Management business line in RBC U.S. and International Personal and Business.
Q1 and Q2 2005
No specified items were reported in the first and second quarters of 2005.
2006 Outlook
Our North American outlook calls for Canadian and U.S. economies to post another year of above-potential growth. In Canada, we foresee real GDP growth slightly above the 2.9% gain in 2005, primarily due to business spending. In the U.S. we expect real GDP growth of 3.2%, down moderately from 3.5% in 2005. Interest rates are projected to stabilize in both countries by mid-year. Assuming inflation indicators remain benign, we expect the Bank of Canada’s overnight rate to plateau at 4.5% and the U.S. Federal Reserve funds rate to level out at 5.00%. Commodity prices and tight labour markets remain the key upside risks to our inflation and interest rate outlook.
     Consumer lending is expected to moderate in North America as higher interest rates are anticipated to reduce housing market activity. However, we expect this impact to be partially offset by growing demand for savings and wealth management products, driven by higher interest rates and rising personal incomes.
     Business investment is projected to remain strong as corporate profits are redeployed into investment and M&A activity, which should continue to be robust. The outlook for wholesale banking services is mixed as high corporate liquidity is expected to reduce Canadian originations. However, recent Canadian regulatory changes should continue to increase the number of foreign companies issuing Canadian debt, or “Maple” bonds, and we believe the demand for income trust originations is recovering. Trading activity is expected to soften from the high level experienced this quarter as the traditionally slower summer months begin.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   9
CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
The following provides a discussion of our reported results from continuing operations. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. In addition to providing an analysis of the current periods to the comparable periods a year ago, we have also included an analysis in comparison to the preceding quarter. For a discussion of our discontinued operations refer to the Executive summary section.
Total revenue
The following table presents our revenue by key products and services:

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005	2006	2005

Interest income	$5,249	$4,971	$4,094	$10,220	$8,049
Interest expense	3,640	3,296	2,432	6,936	4,693

Net interest income	$1,609	$1,675	$1,662	$3,284	$3,356

Investments (1)	$997	$885	$851	$1,882	$1,649
Insurance (2)	806	858	813	1,664	1,586
Banking (3)	510	591	537	1,101	1,100
Trading	724	547	373	1,271	834
Underwriting and other advisory	259	219	266	478	542
Other (4), (5)	217	185	184	402	392

Non-interest income	$3,513	$3,285	$3,024	$6,798	$6,103

Total revenue	$5,122	$4,960	$4,686	$10,082	$9,459

Additional information
Net interest margin (6)	1.34%	1.39%	1.57%	1.36%	1.58%
Total trading revenue (7)	$586	465	412	$1,051	918

(1)	Includes brokerage, investment management and mutual funds.

(2)	Includes premiums, investment and fee income.

(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.

(4)	Includes other non-interest income, gain/loss on securities sales and securitization.

(5)	In the quarter, we reclassified the changes in the fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income — Other, to Non-interest expense — Stock-based compensation, in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All amounts have been restated to reflect this reclassification. Refer to Note 1 of the unaudited Interim Consolidated Financial Statements for further details.

(6)	Net interest margin is calculated as Net interest income divided by Average assets. Average assets are calculated using average daily balances for the period.

(7)	Total trading revenue is comprised of trading related revenue recorded in Net interest income and Non-interest income. Total trading revenue is a non-GAAP financial measure. Refer to the Key financial measures (non-GAAP) section for further discussion.
Q2 2006 vs Q2 2005
Total revenue increased $436 million, or 9%, from a year ago primarily due to solid growth in our wealth management and banking businesses and record trading results on improved market conditions and business expansion. This growth was achieved despite the $115 million reduction in the translated value of U.S. dollar-denominated revenue due to a stronger Canadian dollar.
     Net interest income decreased $53 million, or 3%, largely due to increased funding costs as a result of higher volumes and rates on funding positions related to certain equity trading strategies and the impact of higher securitization balances. These factors were only partially offset by strong loan and deposit growth and improved spreads in deposits and credit cards. Net interest margin of 1.34% was down 23 bps compared to the prior year. The decrease is largely attributable to strong growth and activity in low and non-interest earning assets such as trading securities, assets purchased under reverse purchase agreements and securities borrowed and other assets.
     Investments-related revenue increased $146 million, or 17%, mainly due to strong net sales and capital appreciation in our mutual funds. Higher volumes in our full-service brokerage business, continued growth in fee-based client assets and the inclusion of Abacus also contributed to this increase.
     Insurance-related revenue was down $7 million, or 1%, from last year primarily due to lower revenue from our U.S. operations due to the negative impact of a stronger Canadian dollar and lower annuity sales. Lower revenue resulting from a strategic reduction in our property catastrophe reinsurance exposure also contributed to the decrease. These factors were partially offset by volume growth across our domestic product lines.
     Banking revenue decreased $27 million, or 5%. This decrease mainly reflected a $72 million adjustment to increase the liability associated with our customer loyalty reward programs as a result of refinements in our model assumptions. Increased costs associated with higher reward redemptions also contributed to the decrease. This was partially offset by higher foreign exchange revenue and service fees mostly due to higher transaction volumes.
     Trading revenue increased $351 million, or 94%, from a year ago primarily reflecting stronger equity trading results on improved market conditions. The increase was partially offset by unfavourable trading results related to our consolidated variable interest entities (VIEs); these results are largely offset in Non-controlling interest in net income of subsidiaries. Total trading revenue (including Net interest income and Non-interest income) was $586 million, up $174 million, or 42%, from a year ago mainly reflecting strong fixed income and money markets and equity trading results.
     Underwriting and other advisory revenue decreased $7 million, or 3%, mainly due to lower equity originations reflecting a decline in activity in the Canadian income trust sector and reduced debt originations in the United States. These factors were largely offset by higher M&A activity in the quarter reflecting the strong M&A environment in Canada.
     Other revenue increased $33 million, or 18%, primarily reflecting $51 million received related to the termination of an agreement and a net gain of $40 million on the exchange of our NYSE seats for NYX shares in the quarter. These factors were partially offset by mark-to-market losses on derivatives relating to certain economic hedges in the current period.

10   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Q2 2006 vs Q2 2005 (Six months ended)
Total revenue increased $623 million, or 7%, from a year ago primarily due to solid growth in our wealth management and banking businesses and strong trading results on improved market conditions and business expansion. This growth was achieved despite the $175 million reduction in the translated value of U.S. dollar-denominated revenue due to a stronger Canadian dollar.
     Net interest income decreased $72 million, or 2%, largely reflecting increased funding costs as a result of higher volumes and rates on funding positions related to certain equity trading strategies and the impact of higher securitization balances. These factors were partially offset by higher loan and deposit volumes and improved spreads in deposits and credit cards.
     Investments-related revenue increased $233 million, or 14%, mainly due to strong net sales and capital appreciation in our mutual funds, higher volumes in our full-service brokerage business and growth in fee-based client assets. The inclusion of Abacus also contributed to this increase.
     Insurance-related revenue was up $78 million, or 5%, from last year primarily due to volume growth across most of our domestic product lines and higher investment income on equities backing universal life policies which caused a corresponding increase in insurance policyholder benefits. These factors were partially offset by lower revenue from our U.S. operations reflecting lower annuity sales and the negative impact of a stronger Canadian dollar. The prior year included two months of revenue from Liberty Insurance Services Corporation (LIS) which was sold on December 31, 2004.
     Trading revenue increased $437 million, or 52%, from a year ago primarily reflecting stronger equity trading results on improved market conditions. The increase was partially offset by unfavourable trading results related to our consolidated VIEs. Total trading revenue was $1,051 million, up $133 million, or 14%, from a year ago, mainly reflecting strong results in fixed income and money markets and equity trading.
     Underwriting and other advisory revenue decreased $64 million, or 12%, mainly due to lower equity originations mainly in Canada and reduced debt originations primarily in the United States. These factors were partially offset by higher M&A activity.
Q2 2006 vs Q1 2006
Revenue was up $162 million, or 3%, largely due to higher trading results on improved market conditions and strong growth in our wealth management business.
     Net interest income decreased by $66 million or 4% compared to the previous quarter primarily reflecting the impact of lower dividend income, fewer days in the current quarter and increased funding costs related to certain equity trading strategies. These factors were partially offset by volume growth and improved spreads on deposits.
     Investments-related revenue increased $112 million, or 13%, mainly due to strong net sales and capital appreciation in our mutual funds, higher volumes in our full-service brokerage business and growth in fee-based client assets.
     Insurance-related revenue decreased $52 million, or 6%, from the previous quarter largely reflecting lower universal life deposits and investment income on equities backing universal life policies, which returned to more historical levels this quarter. Also contributing to the decrease was lower revenue from our property catastrophe reinsurance business resulting from a strategic reduction in our exposure which was partially offset by business growth.
     Banking revenue decreased $81 million, or 14%, mainly due to the $72 million adjustment this quarter to increase the liability associated with our customer loyalty rewards program.
     Trading revenue increased $177 million, or 32%, primarily due to stronger results mostly in equity and fixed income and money markets. The increase was partially offset by unfavourable trading results related to our consolidated VIEs. Total trading revenue was $586 million, up $121 million, or 26%, from the previous quarter, mainly reflecting stronger results in fixed income and money markets.
     Underwriting and other advisory revenue increased $40 million, or 18%, reflecting higher origination activity, which rebounded from a relatively weak first quarter, and stronger M&A results.
Non-interest expense
The following table presents the main components of non-interest expense:

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005	2006	2005

Salaries	$797	$782	$768	$1,579	$1,574
Variable compensation	751	662	562	1,413	1,142
Stock-based compensation (1)	38	68	77	106	105
Benefits and retention compensation	284	281	289	565	573

Human resources	$1,870	$1,793	$1,696	$3,663	$3,394
Equipment	236	231	240	467	468
Occupancy	189	182	191	371	371
Communications	173	146	152	319	303
Professional and other external services	236	210	191	446	377
Other expenses	204	175	175	379	367
Amortization of intangibles	20	14	16	34	35

Non-interest expense	$2,928	$2,751	$2,661	$5,679	$5,315

(1)	In the quarter, we reclassified the changes in the fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income — Other, to Non-interest expense — Stock-based compensation, in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All amounts have been restated to reflect this reclassification. Refer to Note 1 of the unaudited Interim Consolidated Financial Statements for further details.
Q2 2006 vs Q2 2005
Non-interest expense increased $267 million, or 10%, from a year ago. Variable compensation was up $189 million primarily in RBC Capital Markets, due to strong business performance. The remaining $78 million increase largely reflected higher costs incurred in support of our business growth initiatives including higher professional fees and staffing levels in our distribution network. Higher marketing and advertising costs associated

ROYAL BANK OF CANADA   SECOND QUARTER 2006   11
with our Olympic-related campaigns and events also contributed to the increase. These factors were partially offset by the $60 million reduction in the translated value of U.S. dollar-denominated expenses due to a stronger Canadian dollar and lower stock-based compensation. The stock-based compensation was down as a result of implementing hedging strategies related to certain stock-based compensation programs over the last twelve months. The stock-based compensation was also down reflecting lower appreciation of our share price in the current quarter, compared to the same quarter a year ago.
Q2 2006 vs Q2 2005 (Six months ended)
Non-interest expense increased $364 million, or 7%, over the prior period largely due to higher variable compensation primarily in RBC Capital Markets reflecting strong business performance. Also contributing to the increase were higher professional fees and increased marketing and advertising costs in support of our business growth initiatives. The total of other non-interest expense categories was mainly flat as savings arising from cost containment efforts have been redeployed to infrastructure and expansion initiatives including the acquisition of Abacus and the creation of RBC Dexia IS. Non-interest expense was also favourably impacted by a $95 million reduction in the translated value of U.S. dollar-denominated expenses due to a stronger Canadian dollar.
Q2 2006 vs Q1 2006
Non-interest expense increased $177 million, or 6%, over the prior quarter primarily reflecting higher variable compensation primarily in RBC Capital Markets due to strong business performance. Also contributing to the increase were higher costs in support of our business growth initiatives including higher marketing and advertising costs, professional fees and staffing levels in our distribution network. These factors were partially offset by lower stock-based compensation.
Provision for (recovery of) credit losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005	2006	2005

Consumer	$130	$121	$124	$251	$226
Business and government	(4)	(19)	(19)	(23)	(68)

Specific provision	$126	$102	$105	$228	$158
General provision	(2)	(55)	11	(57)	66

Provision for credit losses (PCL)	$124	$47	$116	$171	$224

Q2 2006 vs Q2 2005
Total provision for credit losses rose $8 million, or 7%, from a year ago. This increase primarily reflected growth in the personal loan and credit card portfolios and lower corporate and commercial loan recoveries. This was partially offset by the favourable effect of a higher level of securitized credit cards and a provision recorded in the prior year related to our 50% proportionate share of a provision booked at Moneris.
     Specific provision for credit losses for consumer loans increased $6 million, or 5%, from last year. This increase was largely due to higher provisions in the personal loan and credit card portfolios mainly resulting from loan growth, which were partially offset by the favourable effect of the higher level of securitized credit cards.
     Business and government recovery of credit losses of $4 million in the current period largely reflected corporate loan recoveries, which were partially offset by provisions in the small business portfolio. This compared to the recovery of credit losses of $19 million a year ago, primarily resulting from the favourable resolution of a corporate loan in RBC Capital Markets, which was partially offset by our 50% proportionate share of the provision booked at Moneris.
     The $13 million reduction in the general provision compared to the prior period was primarily attributable to the quarterly fluctuation of amounts allocated between specific and general allowance in our U.S. operations, in accordance with local regulatory requirements. These amounts were recorded in RBC U.S. and International Personal and Business and had no impact on the segment’s total provision for credit losses.
Q2 2006 vs Q2 2005 (Six months ended)
Total provision for credit losses decreased $53 million, or 24%, from a year ago. This decrease was primarily due to the $50 million reversal of the general allowance in RBC Capital Markets recorded in the first quarter of 2006.
     Specific provision for credit losses for consumer loans increased $25 million, or 11%, from last year. This increase largely reflected higher provisions in the personal loan and credit card portfolios mainly due to portfolio growth. This was partially offset by the favourable effect of the higher level of securitized credit cards.
     Business and government recovery of credit losses of $23 million in the current period primarily reflected the favourable resolution of a corporate loan in RBC Capital Markets. This compared to the recovery of credit losses of $68 million in the prior period largely attributable to recoveries in our corporate and commercial portfolios.
     The general provision decreased $123 million compared to the prior period, mainly reflecting the $50 million reversal of the general allowance in the current period as discussed, and the transfer of $52 million from the specific allowance to general allowance in the prior period as a result of the alignment of our enterprise-wide accounting treatment of credit losses.
Q2 2006 vs Q1 2006
Total provision for credit losses increased $77 million, largely reflecting the $50 million reversal of the general allowance relating to RBC Capital Markets in the previous quarter.
     Specific provision for consumer loans was up $9 million compared to the prior quarter, mainly due to higher provisions for student loans and credit cards as a result of seasonal factors.
     The recovery of credit losses on the business and government portfolio of $4 million this quarter reflected corporate loan recoveries, which were partially offset by provisions in the small business portfolio. This compared to the prior quarter recovery of $19 million, primarily reflecting recoveries in our corporate loan portfolio.

12   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Insurance policyholder benefits, claims and acquisition expense

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005	2006	2005

Insurance policyholder benefits, claims and acquisition expense	$619	$652	$622	$1,271	$1,204
Insurance claims and policy benefit liabilities	7,182	7,150	6,860	7,182	6,860

Q2 2006 vs Q2 2005
Insurance policyholder benefits, claims and acquisition expense decreased $3 million over the prior year. The decline is largely attributable to the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of a stronger Canadian dollar, largely offset by higher claims experience in our Canadian Life and Health business. In the current quarter, actuarial life liabilities recorded in policyholder benefits decreased reflecting increases in long-term interest rates and were offset by other actuarial adjustments.
Q2 2006 vs Q2 2005 (Six months ended)
Insurance policyholder benefits, claims and acquisition expense increased $67 million, or 6%, over the prior year largely due to the hurricane-related charges of $61 million reported in the first quarter of 2006 and business growth. These factors were partially offset by the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of a stronger Canadian dollar.
Q2 2006 vs Q1 2006
Insurance policyholder benefits, claims and acquisition expense decreased $33 million, or 5%, from the previous quarter. This primarily reflected the additional hurricane-related charges of $61 million recorded in the previous quarter. Lower investment income on equities backing universal life policies also contributed to the decrease. These factors were partially offset by changes in net actuarial liability adjustments between the two periods and higher claims experience in our Canadian Life and Health business.
Income taxes

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Income from continuing operations before income taxes	$1,451	$1,510	$1,285	$2,961	$2,712
Income tax expense	348	332	353	680	796
Effective tax rate	24.0%	22.0%	27.5%	23.0%	29.4%

Q2 2006 vs Q2 2005
Income taxes decreased over the prior year despite higher earnings before tax from continuing operations largely due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. In addition, a higher level of income from tax-efficient sources, including dividends, also contributed to the decrease in income taxes. These factors had the effect of lowering our effective tax rate in the quarter to 24.0% compared to 27.5% in the prior year.
Q2 2006 vs Q2 2005 (Six months ended)
Income taxes decreased over the same period last year despite higher earnings before tax from continuing operations largely due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. In addition, a higher level of income from tax-efficient sources, including dividends, and a $70 million reversal of amounts accrued in prior years resulting from a favourable resolution on an income tax audit also contributed to the decrease. These had the effect of lowering our effective tax rate in the current period to 23.0% compared to 29.4% in the prior year.
Q2 2006 vs Q1 2006
Income taxes increased over the prior quarter despite lower earnings before tax from continuing operations primarily as a result of the favourable resolution of an income tax audit in the prior quarter, which resulted in a $70 million reversal of amounts accrued in prior years. The increase this quarter was partially offset by the positive tax impact of higher income from tax-efficient sources, including dividends. The net effect was an increase in our effective tax rate in the current period to 24.0% compared to 22.0% in the prior quarter.
Business realignment charges

	Expense for the three months ended			Liability balance as at
	April 30	January 31	April 30	April 30	January 31	April 30
(C$ millions)	2006	2006	2005	2006	2006	2005

Employee-related	$—	$—	$2	$74	$90	$130
Other	—	—	—	—	—	1

Business realignment charges from continuing operations	$—	$—	$2	$74	$90	$131

While we continued to implement the cost reduction initiatives in connection with our business realignment initiated on November 1, 2004, with additional activities identified in fiscal 2005, we did not incur any additional expense related to these activities in the current quarter. The $2 million expensed a year ago related to outplacement services for terminated employees.
     The business realignment liability decreased by $57 million from a year ago reflecting income protection payments to former employees. Although we expect the majority of our realignment initiatives to be completed by the end of fiscal 2006, certain payments related to income protection are expected to extend beyond that time. Refer to Note 2 of our unaudited Interim Consolidated Financial Statements for further details.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   13
QUARTERLY RESULTS AND TREND ANALYSIS
Our quarterly earnings, revenue and expense are impacted by a number of trends and recurring factors which include seasonality, general economic conditions and competition.
Seasonality
Seasonal factors impact our results in most quarters. The second quarter has fewer days than the other three quarters, resulting in a decrease in net interest income. The third and fourth quarters include the summer months during which market activity frequently slows, negatively impacting the results of our capital markets, brokerage and investment management businesses.
Impact of economic and market conditions on our business
Positive economic conditions over the nine quarters shown below have favourably impacted our businesses. The low but rising interest rate environment, strong employment levels and higher business and consumer spending have driven loan and deposit growth, and supported strong demand for our wealth management products. These factors also underpinned a favourable credit environment which, along with our risk management efforts, has resulted in the improvement of credit quality in our portfolio over the last nine quarters. Our trading businesses were challenged by lower market volatility through most of the period except for the most recent quarters. The relative strengthening of the Canadian dollar over the period also reduced the translated value of our U.S. dollar-denominated earnings primarily in our wholesale and U.S. retail operations.
     Furthermore, competitive activity increased over the nine quarters, resulting in spread compression in Canadian personal and business lending products. Competition in wholesale banking also increased as U.S.-based investment banks expanded their presence in Canada after the elimination of foreign content restrictions on Canadian registered retirement products.
     The following table summarizes our results for the nine most recently completed quarters.

	2006		2005				2004
(C$ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	$5,122	$4,960	$4,796	$4,929	$4,686	$4,773	$4,570	$4,508	$4,442
Non-interest expense	2,928	2,751	3,310	2,732	2,661	2,654	2,734	2,675	2,682
Provision for credit losses	124	47	103	128	116	108	97	125	149
Insurance policyholder benefits, claims and acquisition expense	619	652	740	681	622	582	589	575	508
Business realignment charges	—	—	40	1	2	2	177	—	—

Net income before income taxes	1,451	1,510	603	1,387	1,285	1,427	973	1,133	1,103

Net income from continuing operations	1,128	1,172	543	1,001	916	977	687	771	759
Net income (loss) from discontinued operations	(10)	(1)	(21)	(22)	(9)	2	(173)	(28)	1

Net income	$1,118	$1,171	$522	$979	$907	$979	$514	$743	$760

Earnings per share (1) — basic	$0.86	$0.90	$0.40	$0.75	$0.70	$0.76	$0.40	$0.57	$0.58
— diluted	$0.85	$0.89	$0.39	$0.74	$0.69	$0.75	$0.39	$0.56	$0.57
Earnings per share from continuing operations (1) — basic	$0.87	$0.90	$0.42	$0.77	$0.71	$0.76	$0.53	$0.59	$0.58
— diluted	$0.86	$0.89	$0.41	$0.76	$0.70	$0.75	$0.52	$0.58	$0.57

Segment net income (loss) from continuing operations
RBC Canadian Personal and Business	$608	$669	$504	$679	$524	$597	$448	$523	$502
RBC U.S. and International Personal and Business (2)	106	101	132	80	82	93	35	70	32
RBC Capital Markets (2)	433	330	(57)	255	294	268	214	196	233
Corporate Support	(19)	72	(36)	(13)	16	19	(10)	(18)	(8)

Net income from continuing operations	$1,128	$1,172	$543	$1,001	$916	$977	$687	$771	$759

Period average USD equivalent of C$1.00	$0.877	$0.865	$0.850	$0.810	$0.811	$0.827	$0.792	$0.745	$0.747
Period-end USD equivalent of C$1.00	.0.894	0.878	0.847	0.817	0.795	0.806	0.821	0.752	0.729

(1)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All earnings per share calculations have been restated to reflect the stock dividend.

(2)	All amounts have been restated to reflect the transfer of our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets, which was effective February 1, 2006.
Trend analysis
Overview
Over the last nine quarters our results have been affected by a number of favourable and unfavourable specified items. In the first quarter of 2006 and the fourth quarter of 2005, our results were impacted by $61 million (before- and after-tax) and $203 million (before- and after-tax), respectively, of hurricane-related charges. In the fourth quarter of 2005, we incurred a provision for Enron Corp. litigation of $591 million ($326 million after-tax). Reversals of the general allowance were recorded in the first quarter of 2006 and the fourth quarter of 2004 in the amounts of $50 million and $25 million, respectively. Our results over the last nine quarters were also impacted by the acquisition and disposition of certain businesses. We recorded business realignment charges for continuing operations of $177 million in the fourth quarter of 2004 and an additional $40 million in the fourth quarter of 2005. Coincident with our realignment, we had a $130 million write-off of goodwill in 2004 related to RBC Mortgage Company, which we subsequently classified as discontinued operations in the second quarter of 2005 and certain assets were sold. Throughout 2005 and 2006, we executed a broad series of revenue and expense management activities.

14   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Consolidated results
Over the last nine quarters, our consolidated net income from continuing operations has consistently increased compared to the corresponding period in the prior year, excluding the impact of specified items noted above. This was mainly the result of consistently higher revenue year over year, primarily due to strong revenue growth in all our business segments. This positive trend was partially offset by the strengthening of the Canadian dollar over the last nine quarters, which lowered the translated value of foreign currency-denominated revenue and earnings. As a result of our cost management efforts over the last nine quarters, non-interest expense increased marginally year over year with savings being redeployed to growth initiatives. Exceptions include the most recent quarter where a 10% increase in non-interest expense was primarily due to higher variable compensation primarily in RBC Capital Markets, due to strong business performance. In the fourth quarter of 2005 non-interest expense rose 21% largely reflecting a provision for Enron litigation of $591 million ($326 million after-tax). Provision for credit losses declined in 2004 as we moved into a particularly favourable phase of the credit cycle. The provision was low in the fourth quarter of 2004 and the first quarter of 2006 as we recorded reversals of the general allowance of $25 million and $50 million, respectively. In addition, corporate and commercial recoveries and favourable consumer loss rates positively impacted our business results in 2005. The credit cycle also remained favourable throughout 2005 and into 2006.
Business segment results
RBC Canadian Personal Business segment’s results, in general, have been steadily improving, excluding the impact of specified items. Strong volume growth across all business lines has driven solid revenue growth over the last nine quarters. This has been supported by stable margins despite competitive pressures and the shift in client preferences toward lower spread products in a low but rising interest rate environment. The stable credit environment over the last nine quarters has also had a favourable impact on our results.
     RBC U.S. and International Personal and Business segment’s results have also been improving with net income increasing each quarter compared to the same period in the prior year. This has been largely driven by solid revenue growth partially offset by the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings.
     RBC Capital Markets operates in an inherently volatile environment. However, our diverse business and product offerings have contributed to a relatively consistent upward trend in quarterly earnings performance on a year over year basis, with the exception of the fourth quarter of 2005 which included the provision for Enron litigation discussed earlier. In 2005, trading conditions remained challenging for most of the year and revenue growth was driven mainly by strong origination activity. In the first two quarters of 2006, trading conditions improved and M&A activity was at its strongest level in several years. The second quarter of 2006 particularly benefited from very favourable market conditions and the positive impact of the completion of a number of significant transactions. Net income over this period was generally positively impacted by recoveries of loans previously written-off and a lower effective tax rate. However, a lower translated value of U.S. dollar- and British pound-denominated earnings resulting from a stronger Canadian dollar continued to negatively affect our results.
ACCOUNTING POLICIES AND ESTIMATES
Critical accounting policies and estimates
Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 on page 88 of our 2005 Annual Report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other postemployment benefits and income taxes. For further details refer to pages 36 to 38 of our 2005 Annual Report.
Changes in accounting policies and estimates
We did not adopt any new significant accounting policies during the quarter for purposes of preparing our financial statements under Canadian GAAP. For U.S. GAAP purposes, we adopted FASB Statement 123 (revised 2004), Share-Based Payment, (FAS 123(R)) and related Staff Positions (FSPs) on November 1, 2005. The adoption of this standard did not materially impact our U.S. GAAP results.
Future changes in accounting policies and estimates
In 2005, the Canadian Institute of Chartered Accountants issued three new accounting standards: Financial Instruments —Recognition and Measurement, Hedges, and Comprehensive Income. These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and hedge accounting.
     We are in the process of assessing the impact of these new standards, which will be effective for us on November 1, 2006, on our consolidated financial position and results of operations.
BUSINESS SEGMENT RESULTS FROM CONTINUING OPERATIONS
The following section provides an overview of how we manage our business segments, key financial measures (non-GAAP) and an analysis of our business segments’ financial results.
     Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are reclassified. During the quarter, we transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets. The segments’ comparative results have been reclassified to reflect the transfer.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   15
HOW WE MANAGE OUR BUSINESS SEGMENTS
We have three client- and geographic-oriented business segments: RBC Canadian Personal and Business which manages our banking and wealth management businesses in Canada and our global insurance operations; RBC U.S. and International Personal and Business which consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally; and RBC Capital Markets which provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services globally.
     Our business segments are supported by our corporate support team which is comprised of two groups: (i) Global Technology and Operations which provides the operational and technological foundation required for delivery of products and services to the client experience; and (ii) Global Functions which effectively manages our people, asset/liability profile, spread income, capital ratios and tax position while maintaining our risk profile and relationships with investors, credit rating agencies, regulators and other stakeholders.
     Our business segments’ results reflect revenue and expense associated with the conduct of their business. This may include costs incurred by or services provided by Global Technology and Operations and Global Functions, directly undertaken or provided on the segments’ behalf. For other costs not directly attributable to one of our business segments, we use a management reporting model that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expense to our business segments. It also assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All enterprise level activities that are not allocated to our three business segments are reported under our fourth segment, Corporate Support.
     The assumptions and methodologies used in our management reporting model are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies, detailed on page 62 of our 2005 Annual Report, involve a number of assumptions and estimates that are revised periodically. Any changes to these factors directly impact other measures such as business segment return on equity and return on risk capital.
     In the first quarter of 2006, we made changes to our transfer pricing methodologies. Segment results for 2005 and 2004 have been reclassified to reflect these changes. These changes did not impact our consolidated earnings.
     During the current quarter, we reclassified the mark-to-market changes in the fair value of derivative instruments and our shares designated as economic hedges for our stock-based compensation plan at RBC Dain Rauscher. This resulted in amounts being reclassified from Non-interest income to Non-interest expense — Stock-based compensation in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All comparatives have been restated to reflect the reclassifications. This did not impact our consolidated earnings. The reclassification did not apply to other securities used to economically hedge RBC Dain Rauscher’s stock-based compensation plan.
     Our management reporting processes measure the performance of our segments based on our management structure and are not necessarily comparable with similar information for other financial service companies.
KEY FINANCIAL MEASURES (NON-GAAP)
Performance and non-GAAP measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). Management also assesses the performance of RBC Capital Markets using revenue on a taxable equivalent basis. While net income is determined in accordance with GAAP, the others are non-GAAP financial measures which do not have standardized meanings and may not be comparable to similar measures used by other companies. For a detailed description of these measures, refer to pages 46 and 47 of our 2005 Annual Report.
Return on common equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment level, as measures of return on capital in our businesses.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares.
     Quarterly business segment ROE calculations are based on annualized quarterly net income available to common shareholders divided by average attributed equity for the period. For each segment, average attributed equity is based on attributed risk capital and amounts invested in goodwill and intangibles. Total attributed equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as attributed capital as well as Economic Capital. The difference between total average common equity and average attributed equity is classified as unattributed and reported in Corporate Support, for segment reporting purposes.
     Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions.

16   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Reconciliation of Return on common equity and Return on risk capital

						For the three
	For the three months ended					months ended
	April 30					January 31	April 30
	2006					2006	2005

		RBC U.S. and
	RBC Canadian	International	RBC
	Personal and	Personal and	Capital	Corporate
(C$ millions, except percentage amounts) (1),(2)	Business	Business	Markets	Support	Total (2)	Total (2)	Total (2)

Net income from continuing operations	608	$106	$433	$(19)	$1,128	$1,172	$916
Net loss from discontinued operations (2)	—	—	—	—	(10)	(1)	(9)

Net income	608	$106	$433	$(19)	$1,118	$1,171	$907
less: Preferred dividends	(5)	(2)	(3)	(1)	(11)	(10)	(12)

Net income available to common shareholders	603	$104	$430	$(20)	$1,107	$1,161	$895
Average equity	8,750	$3,250	$5,050	$2,650	$19,700	$19,300	$18,400
less: Average unattributed common equity	—	—	—	2,100	2,100	2,700	2,050
less: Average goodwill and intangible capital	2,400	1,350	1,150	—	4,900	4,450	5,000
Average risk capital (3)	6,350	$1,900	$3,900	$550	$12,700	$12,150	$11,350

Return on equity (ROE)	28.3%	13.2%	35.0%	(3.1%)	23.0%	23.9%	19.9%
Return on risk capital (RORC)	39.1%	22.5%	45.2%	n.m.	35.7%	37.9%	32.4%

Return on equity (ROE) from continuing operations					22.9%	23.6%	19.9%
Return on risk capital (RORC) from continuing operations					36.1%	38.0%	32.7%

						For the six
	For the six months ended					months ended
	April 30					April 30
	2006					2005

		RBC U.S. and
	RBC Canadian	International
	Personal and	Personal and	RBC	Corporate
(C$ millions, except percentage amounts) (1),(2)	Business	Business	Capital Markets	Support	Total (2)	Total (2)

Net income from continuing operations	$1,277	$207	$763	$53	$2,300	$1,893
Net loss from discontinued operations (2)	—	—	—	—	(11)	(7)

Net income	$1,277	$207	$763	$53	$2,289	$1,886
less: Preferred dividends	(9)	(3)	(5)	(4)	(21)	(20)

Net income available to common shareholders	$1,268	$204	$758	$49	$2,268	$1,866
Average equity	$8,750	$3,100	$4,700	$2,950	$19,500	$18,000
less: Average unattributed common equity	—	—	—	2,400	2,400	1,850
less: Average goodwill and intangible capital	2,400	1,250	1,050	—	4,700	4,900
Average risk capital (3)	$6,350	$1,850	$3,650	$550	$12,400	$11,250

Return on equity (ROE)	29.2%	13.2%	32.6%	3.4%	23.5%	20.9%
Return on risk capital (RORC)	40.3%	22.0%	41.7%	n.m.	36.8%	33.5%

Return on equity (ROE) from continuing operations					23.3%	20.7%
Return on risk capital (RORC) from continuing operations					37.0%	33.6%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Business segment return on equity and RORC are calculated on a continuing operations basis only. Total (consolidated) return on common equity and RORC include continuing and discontinued operations.

(3)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational, Business and fixed asset risk capital. For further details refer to Economic Capital in the Capital management section.

n.m.	not meaningful

ROYAL BANK OF CANADA   SECOND QUARTER 2006   17
Total trading revenue
Due to the nature of our trading activities, trading related revenue is recorded in both Net interest income and Non-interest income. Management reviews and monitors total trading revenue, as we believe this is a useful measure for evaluating the overall performance of our trading activities and believe it provides a more complete picture of the results of our trading businesses. Total trading revenue is considered to be a non-GAAP measure, which may not be comparable to similar measures used by other financial institutions.
     The following table provides a reconciliation of total trading revenue.
Total trading revenue reconciliation

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005	2006	2005

Net interest income — related to trading activities	$(138)	$(82)	$39	$(220)	$84
Non-interest income — Trading revenue	724	547	373	1,271	834

Total trading revenue	$586	$465	$412	$1,051	$918

Key financial measures for RBC Capital Markets
Taxable equivalent basis (teb)
Commencing in the third quarter of 2005, we began presenting net interest income, revenue and net income before income taxes on a taxable equivalent basis in our RBC Capital Markets segment. These taxable equivalent basis amounts and ratios are non-GAAP measures. The taxable equivalent basis adjustment grosses up net interest income from Canadian taxable dividends to their effective taxable equivalent value. Management believes this adjustment increases the comparability of revenue and related ratios across taxable and tax-efficient sources of revenue and enables more meaningful comparison with other financial institutions. However, it should be noted that tax-efficient sources may not be similarly adjusted at other financial institutions, limiting the usefulness of this comparison.
Consolidated Variable Interest Entities (VIEs)
Starting in the first quarter of 2005, we consolidated certain entities in accordance with Accounting Guideline 15, Consolidation of Variable Interest Entities (VIEs). Consolidation of a VIE is not based on voting control but rather on our exposure to variability in the VIE’s assets. Revenue and expense from certain of these VIEs have been included in our RBC Capital Markets results. However, the amounts that have been consolidated, which are attributable to other equity investors in these VIEs are offset in Non-controlling interest in net income of subsidiaries and have no impact on our reported Net income. As the amounts attributable to other equity investors do not have an impact on our reported Net income, management believes that adjusting for them increases the comparability of RBC Capital Markets results and related ratios and enables a more meaningful comparison of our financial performance with other financial institutions. As the expenses are not viewed as material we have only adjusted for the revenues attributed to other equity investors.
Reconciliation for RBC Capital Markets
The following table provides a reconciliation of total revenue, net interest income, net income before income taxes on a taxable equivalent basis and total revenue (teb) excluding VIEs for RBC Capital Markets.

	For the three months ended						For the six months ended
	April 30		January 31		April 30		April 30		April 30
(C$ millions)	2006		2006		2005		2006		2005

	GAAP	teb/VIEs	GAAP	teb/VIEs	GAAP	teb/VIEs	GAAP	teb/VIEs	GAAP	teb/VIEs

Net interest income	$(13)	$(13)	$31	$31	$146	$146	$18	$18	$332	$332
Taxable equivalent basis (teb) adjustment	—	80	—	37	—	27	—	117	—	51

Net interest income	$(13)	$67	$31	$68	$146	$173	$18	$135	$332	$383
Non-interest income	1,270	1,270	945	945	820	820	2,215	2,215	1,720	1,720

Total revenue	$1,257	$1,337	$976	$1,013	$966	$993	$2,233	$2,350	$2,052	$2,103

Revenue related to VIEs offset in Non-controlling interest (1)		$(35)		$(8)		$6		$(43)		$12

Total revenue excluding VIEs		$1,372		$1,021		$987		$2,393		$2,091

Net income before income taxes and non-controlling interest	$445	$445	$375	$375	$395	$395	$820	$820	$778	$778
Teb adjustment	—	80	—	37	—	27	—	117	—	51

Net income before income taxes and non-controlling interest	$445	$525	$375	$412	$395	$422	$820	$937	$778	$829

(1)	Represents revenue attributed to other equity investors of consolidated VIEs which is offset in Non-controlling interest in net income of subsidiaries.

18   ROYAL BANK OF CANADA   SECOND QUARTER 2006
RBC Canadian Personal and Business
The RBC Canadian Personal and Business segment consists of our banking and wealth management businesses in Canada and our global insurance businesses. This segment provides financial products and services to over 13 million individual and business clients through our extensive branch, automated banking machine, online and telephone banking networks, as well as through a large number of proprietary sales forces and investment advisors in addition to a wide-ranging third-party network of independent insurance distributors. This segment is comprised of Personal Banking, Business and Commercial Banking, Cards and Payment Solutions, Wealth Management and Global Insurance.

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Net interest income	$1,409	$1,428	$1,268	$2,837	$2,544
Non-interest income	1,802	1,870	1,760	3,672	3,470
Total revenue	$3,211	$3,298	$3,028	$6,509	$6,014
Non-interest expense	1,533	1,502	1,492	3,035	2,907
Provision for credit losses	168	142	158	310	261
Insurance policyholder benefits, claims and acquisition expense	619	652	622	1,271	1,204
Business realignment charges	—	—	1	—	1
Net income before income taxes (1)	$891	$1,002	$755	$1,893	$1,641
Net income	$608	$669	$524	$1,277	$1,121

Revenue by business line
Personal Banking	$857	$869	$799	$1,726	$1,609
Business and Commercial Banking	515	526	482	1,041	968
Cards and Payment Solutions	341	404	340	745	691
Wealth Management	692	641	575	1,333	1,124
Global Insurance	806	858	832	1,664	1,622

Key ratios
Return on equity (ROE) (2)	28.3%	30.0%	25.5%	29.2%	27.3%
Return on risk capital (RORC) (2)	39.1%	41.5%	37.3%	40.3%	40.1%
Net interest margin (NIM)	3.22%	3.19%	3.17%	3.20%	3.15%
Selected balance sheet data (average balances)
Total assets	$179,700	$177,600	$164,200	$178,600	$162,800
Loans and acceptances	162,900	160,600	147,700	161,700	146,600
Residential mortgages	84,500	84,100	77,400	84,300	76,800
Personal loans	34,700	33,900	30,500	34,300	29,900
Credit cards	9,600	9,500	8,600	9,500	8,600
Business and government loans	34,100	33,100	31,200	33,600	31,300
Deposits	143,500	142,700	137,400	143,100	137,700
Insurance claims and policy benefit liabilities (period end)	7,182	7,150	6,860	7,182	6,860
Attributed equity (2)	8,750	8,750	8,350	8,750	8,200
Risk capital (2)	6,350	6,350	5,700	6,350	5,600
Other selected balances
Assets under administration	$195,700	$189,000	$166,000	$195,700	$166,000
Assets under management	72,400	69,400	57,700	72,400	57,700

(1)	Net income before income taxes and non-controlling interest in subsidiaries.

(2)	Average attributed equity and the Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.
Q2 2006 vs Q2 2005
Net income increased $84 million, or 16%, from a year ago, largely due to higher revenue driven by strong growth in our wealth management and banking businesses coupled with effective cost containment. These business results reflect successful execution of our growth initiatives and continue to be supported by robust market activity and economic conditions and strong consumer confidence.
     Total revenue increased $183 million, or 6%, from a year ago mainly due to strong volume and client asset growth in our wealth management business and strong growth and improved margins in our banking operations. The net interest margin improved 5 bps to 3.22% primarily reflecting improved spreads on deposits, personal investment products and credit cards which were partially offset by lower spreads on loans reflecting competitive pricing pressures and the rising interest rate environment.
     Personal Banking revenue was up $58 million, or 7%, largely reflecting volume growth across all personal banking products, most notably in home equity lending.
     Business and Commercial Banking revenue improved $33 million, or 7%, primarily as a result of strong loan and deposit growth.
     Cards and Payment Solutions revenue was up $1 million from the prior year. Revenue was up due to strong volume growth and the receipt of $51 million in the current quarter, related to the termination of an agreement. These factors were largely offset by a $72 million adjustment to increase the liability associated with our customer loyalty reward programs. Increased costs associated with higher reward redemptions also reduced revenue growth.
     Wealth Management revenue increased $117 million, or 20%, from the prior year. This was primarily due to strong net sales and capital appreciation in our mutual funds, increased spreads on personal investment products, continued growth in fee-based accounts and higher volumes in our full-service and self-directed brokerage businesses.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   19
     Global Insurance revenue was down $26 million, or 3%, from last year primarily due to lower revenue from our U.S. operations due to the negative impact of a stronger Canadian dollar and lower annuity sales. Lower revenue resulting from a strategic reduction in our property catastrophe reinsurance exposure also contributed to the decrease. These factors were partially offset by volume growth across our domestic product lines.
     Non-interest expense was up $41 million, or 3%, mainly as a result of higher variable compensation due to strong revenue growth and business performance. The increase also reflected higher levels of sales personnel in our distribution network and other expense in support of our business growth which were partially offset by lower stock-based compensation costs.
     Total provision for credit losses increased $10 million largely due to higher provisions related to personal loans and credit cards reflecting loan growth. The increase also reflected lower commercial loan recoveries in the current period. These factors were partly offset by a provision recorded in the prior year related to our 50% proportionate share of a provision booked at Moneris.
     Insurance policyholder benefits, claims and acquisition expense decreased $3 million over the prior year. The decline is largely attributable to the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of a stronger Canadian dollar, largely offset by higher claims experience in our Canadian Life and Health business. In the current quarter, actuarial life liabilities recorded in policyholder benefits decreased reflecting increases in long-term interest rates and were offset by other actuarial adjustments.
     Average assets increased $16 billion, or 9%, over the prior year largely due to strong growth in loans, especially home equity, which continued to be driven by a relatively low interest rate environment, solid business and household balance sheets and employment gains. Deposits were up $6 billion, or 4%, over the prior year mainly reflecting growth in business deposits which have been fuelled by higher liquidity levels in Canadian businesses.
Q2 2006 vs Q2 2005 (Six months ended)
Net income was up $156 million, or 14%, from a year ago, largely due to solid revenue growth in our wealth management and banking businesses and successful cost containment.
     Total revenue increased $495 million, or 8%, from a year ago, mainly due to strong volume growth across all business lines and improved margins. Net interest margin increased 5 bps to 3.20% reflecting improved spreads on deposits and investment products which were partially offset by reduced spreads on loans reflecting competitive pricing pressures and the rising interest rate environment.
     Non-interest expense was up $128 million, or 4%, mainly as a result of higher variable compensation reflecting strong revenue growth and business performance. Higher levels of sales personnel in our distribution network and other costs in support of our business growth also contributed to the increase.
     Total provision for credit losses increased $49 million largely due to higher provisions related to personal loans and credit cards. The increase also reflected lower commercial loan recoveries in the current period. The prior year included a provision related to our 50% proportionate share of a provision booked at Moneris.
     Insurance policyholder benefits, claims and acquisition expense increased $67 million, or 6%, over the prior year largely due to the hurricane-related charges of $61 million reported in the first quarter of 2006 and business growth. These factors were partially offset by the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of a stronger Canadian dollar.
     Average assets increased $16 billion, or 10%, over the prior year due to strong growth in both personal and business loans, which continued to be driven by relatively low interest rates and a favourable economic environment. Deposits were up $5 billion, or 4%, over the prior year due mainly to solid growth in our business deposits and investments, which have been fuelled by higher liquidity levels in Canadian businesses.
Q2 2006 vs Q1 2006
Net income decreased $61 million, or 9%, over the previous quarter due in large part to the impact of fewer days in the current quarter and the adjustment to increase the liability associated with our customer loyalty reward programs. These factors were partially offset by strong revenue growth in our wealth management business and the receipt of $51 million related to the termination of an agreement.
     Total revenue was down $87 million, or 3%, over the prior quarter. This decrease primarily reflected the impact of fewer days, the adjustment to the liability associated with our customer loyalty rewards program and lower investment income on equities backing universal life policies in our insurance business. These factors were partially offset by strong volume growth and the receipt of $51 million related to the termination of an agreement.
     Non-interest expense increased $31 million, or 2%, mainly due to higher advertising and marketing costs as a result of the timing of our major product promotions and other expenses in support of our business growth.
     The increase of $26 million, or 18%, in the total provision for credit losses was largely a result of higher provisions for student loans and credit cards in the current quarter due to seasonal factors and lower commercial loan recoveries.
     Insurance policyholder benefits, claims and acquisition expense decreased $33 million, or 5%, from the previous quarter. This primarily reflected the additional hurricane-related charges of $61 million recorded in the previous quarter. Lower investment income on equities backing universal life policies also contributed to the decrease. These factors were partially offset by changes in net actuarial liability adjustments between the two periods and higher claims experience in our Canadian Life and Health business.

20   ROYAL BANK OF CANADA   SECOND QUARTER 2006
RBC U.S. and International Personal and Business (continuing operations)
     The RBC U.S. and International Personal and Business segment consists of banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. This segment is comprised of Wealth Management which includes Global Private Banking and certain retail activities of RBC Dain Rauscher and Banking which includes our U.S. and Caribbean banking operations.
     On November 30, 2005, we completed the acquisition of Abacus expanding our Wealth Management business.
     On February 1, 2006, the housing tax credit syndication business, previously included in our Banking operations, was transferred to RBC Capital Markets. All historical comparatives for RBC U.S. and International Personal and Business have been restated to reflect this transfer.

	As at or for the three months ended			As at or for the six months ended
All amounts are for continuing operations only	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2006	2006 (1)	2005 (1)	2006	2005 (1)

Net interest income	$275	$279	$274	$554	$542
Non-interest income	446	431	394	877	813
Total revenue	$721	$710	$668	$1,431	$1,355
Non-interest expense	568	567	547	1,135	1,091
Provision for credit losses	6	10	15	16	29
Net income before income taxes (2)	$147	$133	$106	$280	$235
Net income	$106	$101	$82	$207	$175

Revenue by business line
Wealth Management	$460	$446	$402	$906	$823
Banking	261	264	266	525	532
Key ratios
Return on equity (ROE) (3)	13.2%	13.3%	9.7%	13.2%	10.5%
Return on risk capital (RORC) (3)	22.5%	21.6%	16.0%	22.0%	17.5%
Selected balance sheet data (average balances)
Total assets	$39,500	$36,800	$38,000	$38,100	$36,900
Loans and acceptances	20,600	20,600	20,500	20,600	20,000
Deposits	34,000	31,900	34,100	32,900	33,100
Attributed equity (3)	3,250	3,000	3,350	3,100	3,300
Risk capital (3)	1,900	1,850	2,050	1,850	2,000
Other selected balances
Assets under administration	$292,200	$287,300	$252,200	$292,200	$252,200
Assets under management	41,300	41,800	44,200	41,300	44,200

			For the six
	For the three months ended		months ended
Impact of USD translation on selected items	Q2 2006 vs		Q2 2006 vs
(C$ millions)	Q1 2006	Q2 2005	Q2 2005

Reduced total revenue	$7	$45	$72
Reduced non-interest expense	6	35	56
Reduced net income	1	7	11

(1)	All amounts have been restated to reflect the transfer of the housing tax credit syndication business to RBC Capital Markets, which was effective February 1, 2006. As well, in the quarter, we reclassified the mark-to-market changes in the fair value of derivative instruments and our shares designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income to Non-interest expense in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All amounts have been restated to reflect this reclassification. Refer to Note 1 of the unaudited Interim Consolidated Financial Statements for further details.

(2)	Net income before income taxes and non-controlling interest in subsidiaries.

(3)	Average attributed equity and the Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.
In the quarter, we reclassified the mark-to-market changes in the fair value of derivative instruments and our shares designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher. This resulted in amounts being reclassified from Non-interest income to Non-interest expense — Stock-based compensation in order to more appropriately reflect the purpose of these instruments and our management of the compensation plan. This change was to conform, where applicable, with the accounting treatment applied to economic hedges for other RBC stock-based compensation plans. All comparatives have been restated to reflect this reclassification. This reclassification did not apply to other securities used to economically hedge RBC Dain Rauscher’s stock-based compensation plan.
Q2 2006 vs Q2 2005
Net income increased $24 million, or 29%, from the prior year despite a $7 million reduction over the prior year due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$26 million, or 39%. The improved results were driven by strong revenue growth in Wealth Management, and solid revenue growth and lower provisions for credit losses in Banking. These results largely reflect the successful execution of our growth initiatives and the continuing solid U.S. and international economic conditions.
     Revenue increased $53 million, or 8%, over the prior year. In U.S. dollars, revenue was up US$89 million, or 16%.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   21
     Wealth Management revenue improved $58 million, or 14%. In U.S. dollars, Wealth Management revenue was up US$75 million, or 23%. The improvement was mainly due to the inclusion of Abacus, growth in fee-based assets at RBC Dain Rauscher and higher securities brokerage commissions in Global Private Banking. Revenue growth was also positively impacted by a US$7 million net gain at RBC Dain Rauscher on the exchange of our NYSE seats for NYX shares.
     Banking revenue decreased $5 million or 2%. In U.S. dollars, Banking revenue increased US$14 million or 7%, reflecting strong loan and deposit growth at RBC Centura and our Caribbean operations.
     Non-interest expense was up $21 million, or 4%, over the prior year. In U.S. dollars, non-interest expense increased US $54 million, or 12%, largely reflecting the inclusion of Abacus, higher project-related costs in support of business growth and higher variable compensation on strong revenue growth in Wealth Management.
     Provision for credit losses was down $9 million. In U.S. dollars, the decrease was US$7 million, reflecting improved credit quality of our loan portfolio, primarily at RBC Centura.
Q2 2006 vs Q2 2005 (Six months ended)
Net income increased $32 million, or 18%, from the prior year despite a $11 million reduction over the prior year due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US $37 million, or 26%, driven by strong revenue growth in Wealth Management, and solid revenue growth and lower provisions for credit losses in Banking.
     Revenue increased $76 million, or 6%, over the prior year. In U.S. dollars, revenue was up US $136 million, or 12%.
     Wealth Management revenue improved $83 million, or 10%. In U.S. dollars, Wealth Management revenue was up US $114 million, or 17%, reflecting the inclusion of Abacus, growth in fee-based assets at RBC Dain Rauscher, higher securities brokerage commissions in Global Private Banking and positive mark-to-market gains on certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher (largely offset by the higher stock-based compensation noted in non-interest expense below).
     Banking revenue decreased $7 million or 1%. In U.S. dollars, Banking revenue increased US$22 million or 5%, reflecting loan and deposit growth at RBC Centura and our Caribbean operations.
     Non-interest expense was up $44 million, or 4%, over the prior year. In U.S. dollars, non-interest expense increased US$95 million, or 11%, reflecting the inclusion of Abacus, increased variable compensation, higher project-related costs in support of business growth, as well as higher stock-based compensation in RBC Dain Rauscher.
     Provision for credit losses was down $13 million. In U.S. dollars, the decrease was US$10 million, reflecting continued strong credit quality of our loan portfolio.
Q2 2006 vs Q1 2006
Compared to the first quarter of 2006, net income improved $5 million, or 5%, despite the negative impact of fewer days this quarter. In U.S. dollars, net income increased US $4 million, or 5%, reflecting higher revenue and lower provisions for credit losses, which were partially offset by increases in non-interest expense.
     Revenue improved $11 million, or 2%, compared to the prior quarter. In U.S. dollars, revenue increased US$16 million, or 3%, reflecting a full quarter of results from Abacus compared to only two months in the prior quarter, growth in fee-based and transaction revenue at RBC Dain Rauscher, as well as the US$7 million net gain noted above. These factors were partly offset by lower mark-to-market gains this quarter on certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher.
     Non-interest expense was largely flat compared to the previous quarter. In U.S. dollars, non-interest expense increased US$8 million, or 2%, mainly reflecting the inclusion of Abacus for a full quarter compared to only two months in the prior quarter, and higher project-related costs in support of business growth, partly offset by lower stock-based compensation.
     Provision for credit losses was down $4 million from the previous quarter. In U.S. dollars, the provision for credit losses also declined US $4 million.

22   ROYAL BANK OF CANADA   SECOND QUARTER 2006
RBC Capital Markets
The RBC Capital Markets segment provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services globally. This segment is comprised of Global Markets, Global Investment Banking and Equity Markets, RBC Dexia IS and Other.
     On January 2, 2006, we combined our IIS business with Dexia Funds Services in return for a 50% joint venture interest in RBC Dexia IS. As there is a one-month lag in reporting of earnings from RBC Dexia IS, January 2 to March 31, 2006 earnings were reported this quarter.
     On February 1, 2006, the housing tax credit syndication business was transferred from RBC U.S. and International Personal and Business to RBC Capital Markets. All historical amounts for RBC Capital Markets have been restated to reflect this transfer.

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006 (1)	2005 (1)	2006	2005 (1)

Net interest income (teb) (2)	$67	$68	$173	$135	$383
Non-interest income	1,270	945	820	2,215	1,720
Total revenue (teb) (2)	$1,337	$1,013	$993	$2,350	$2,103
Non-interest expense	835	686	617	1,521	1,322
Recovery of credit losses	(23)	(85)	(46)	(108)	(48)
Net income before income taxes and non-controlling interest (teb) (2), (3)	$525	$412	$422	$937	$829
Net income	$433	$330	$294	$763	$562

Revenue (teb) (2) by business line
Global Markets	$754	$574	$557	$1,328	$1,216
Global Investment Banking and Equity Markets	351	274	238	625	490
RBC Dexia IS (4)	159	84	127	243	242
Other	73	81	71	154	155

Key ratios
Return on equity (ROE) (5)	35.0%	30.0%	28.9%	32.6%	27.0%
Return on risk capital (RORC) (5)	45.2%	37.8%	38.1%	41.7%	35.4%
Selected balance sheet data (average balances)
Total assets	$262,600	$252,800	$222,400	$257,600	$218,900
Attributed equity (5)	5,050	4,300	4,200	4,700	4,150
Risk capital (5)	3,900	3,400	3,150	3,650	3,150
Other selected balances
Assets under administration (6) — RBC	$—	$—	$1,294,500	$—	$1,294,500
— RBC Dexia IS	1,832,100	1,738,100	—	1,832,100	—

			For the six
	For the three months ended		months ended
Impact of USD & GBP translation on selected items	Q2 2006 vs		Q2 2006 vs
(C$ millions)	Q1 2006	Q2 2005	Q2 2005

Reduced total revenue (teb)	$7	$66	$98
Reduced non-interest expense	3	37	62
Reduced net income	2	19	24

(1)	All amounts have been restated to reflect the transfer of the housing tax credit syndication business from RBC U.S. and International Personal and Business.

(2)	Total revenue (teb), net interest income (teb) and net income before-income taxes (teb) are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

(3)	Net income before income taxes and non-controlling interest in subsidiaries.

(4)	Our Institutional & Investor Services (IIS) business was combined with the institutional investor service business of Dexia on January 2, 2006, forming a new company RBC Dexia IS. Given the similarity of these businesses, we have disclosed the revenue from our prior business, IIS, and our 50% proportionate ownership of RBC Dexia IS on the same line for comparative purposes. As RBC Dexia IS reports on a calendar quarter there is a one month lag in the reporting of its earnings. Comparative amounts for the three months ended January 31, 2006 and April 30, 2005, as well as the six months ended April 30, 2005, only represent earnings for IIS. Amounts for the six months ended April 30, 2006, includes two months of revenue from IIS for the quarter ended January 31, 2006, and our 50% proportionate share of three months of revenue from RBC Dexia for the quarter ended April 30, 2006.

(5)	Average attributed equity and ROE are calculated using month-end balances for the period. Segment ROE, Average risk capital and the RORC are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(6)	Assets under administration — RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag basis, Assets under administration — RBC Dexia IS reported for the second quarter of 2006 are as at March 31, 2006.
Q2 2006 vs Q2 2005
Net income increased $139 million, or 47%, from a year ago primarily reflecting record trading results on improved market conditions and business expansion, strong M&A activity and a lower effective tax rate. These factors were partially offset by higher variable compensation expense due to stronger business performance.
     Total revenue (teb) rose $344 million, or 35%, from the prior year largely due to record trading results across all product categories on improved market conditions and business expansion. Also contributing to the total revenue (teb) increase were higher M&A revenue, a $32 million net gain on the exchange of our NYSE seats for NYX shares, solid custody and administration activity in RBC Dexia IS and higher brokerage commission revenue. These

ROYAL BANK OF CANADA   SECOND QUARTER 2006   23
factors were partially offset by a decrease in trading revenue related to our consolidated VIEs which is largely offset in the Non-controlling interest in net income of subsidiaries. Originations were also down as a result of a decline in activity in the Canadian income trust sector and lower debt issues, mainly in the United States. Total revenue (teb) excluding VIEs was $1,372 million, up $385 million, or 39%, from a year ago. For reconciliation of Total revenue (teb) excluding VIEs refer to the Key financial measures (non-GAAP) section.
     Net interest income (teb) decreased largely due to increased volumes and higher rates on funding positions related to certain equity trading strategies. Non-interest income rose primarily reflecting higher trading and M&A revenue and the net gain on our exchange of NYSE seats for NYX shares discussed above.
     Global Markets revenue was up $197 million, or 35%, largely as a result of stronger trading results across all product categories. This revenue increase was partially offset by lower debt origination activity, mainly in the United States.
     Global Investment Banking and Equity Markets revenue increased $113 million, or 47%, mostly due to a very strong M&A environment in Canada and the net gain on our exchange of NYSE seats for NYX shares. Higher brokerage commissions and distributions from private equity investments also contributed to the increase.
     RBC Dexia IS revenue was $159 million in the quarter primarily reflecting solid custody and administration revenue resulting from strong market activity.
     Non-interest expense increased $218 million, or 35%, from a year ago. This was mainly due to higher variable compensation on strong business performance and expenses in support of business growth.
     Recovery of credit losses was $23 million in the current period. This compared to a recovery of $46 million a year ago which largely reflected the favourable resolution of a corporate account.
     Income taxes were down $37 million despite higher earnings before tax. This decrease was primarily due to higher earnings from foreign subsidiaries operating in lower income tax jurisdictions. A higher level of income from tax-efficient sources, including dividends, also contributed to the decrease in the effective tax rate.
     Average assets increased $40 billion, or 18%, compared to a year ago largely resulting from increased trading securities related to growth in certain equity trading strategies.
Q2 2006 vs Q2 2005 (Six months ended)
Net income increased $201 million, or 36%, over the same period a year ago primarily due to strong trading results on improved market conditions and business expansion, a lower effective tax rate and a $50 million reversal of the general allowance in the current period. This was partially offset by higher variable compensation on improved business performance.
     Total revenue (teb) rose $247 million, or 12%, from a year ago largely reflecting higher equity and debt trading results. Revenue from M&A activity and brokerage commissions were also up. These factors were partially offset by a decrease in trading revenue related to our consolidated VIEs, lower equity origination, mainly in Canada, and reduced debt origination, primarily in the United States. Total revenue (teb) excluding VIEs was $2,393 million, up $302 million, or 14%, from the prior period.
     Non-interest expense increased $199 million, or 15%, largely due to higher variable compensation on strong business performance.
     Recovery of credit losses of $108 million in the current period included a $50 million reversal of the general allowance, compared to recoveries of $48 million a year ago.
     Income taxes decreased $87 million despite higher earnings before tax. This decrease was mainly due to higher earnings from foreign subsidiaries operating in jurisdictions with lower income taxes. A higher level of income from tax-efficient sources, including dividends also contributed to the decrease in the effective tax rate.
     Average assets were up $39 billion, or 18%, over the same period a year ago mainly due to higher trading securities in support of certain equity trading strategies and growth in our corporate loan portfolio.
Q2 2006 vs Q1 2006
Net income rose $103 million, or 31%, compared to the prior quarter largely due to improved trading revenue. This was partially offset by higher variable compensation and lower recoveries of credit losses.
     Total revenue (teb) increased $324 million, or 32%, primarily reflecting higher trading revenue across all product categories. An additional month of revenue from RBC Dexia IS and the net gain on our exchange of NYSE seats for NYX shares also contributed to the revenue increase. Higher origination activity, which rebounded from a relatively weak first quarter, and stronger M&A results also underpinned the revenue increase. Total revenue (teb) excluding VIEs was $1,372 million, up $351 million, or 34%, from the prior quarter.
     Non-interest expense was up $149 million, or 22%, primarily as a result of higher variable compensation on strong business performance and an additional month of expenses from RBC Dexia IS, as only two months of expenses were reported in the first quarter.
     Recovery of credit losses was $23 million compared to a recovery of $85 million in the prior period which included a $35 million recovery of specific provision and a $50 million reversal of the general allowance.

24   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Corporate Support
Corporate Support segment activities include our global technology and operations group, corporate treasury, finance, human resources, risk management and other global functions the cost of which are allocated to the business segments.
     The reported results for the Corporate Support segment largely reflect consolidation adjustments and activities that are undertaken for the benefit of the organization such as securitizations, none of which are allocated to the business segments.

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006 (1)	2005 (1)	2006	2005 (1)

Net interest income	$(62)	$(63)	$(26)	$(125)	$(62)
Non-interest income	(5)	39	50	34	100
Total revenue	$(67)	$(24)	$24	$(91)	$38
Non-interest expense	(8)	(4)	5	(12)	(5)
Recovery of credit losses	(27)	(20)	(11)	(47)	(18)
Business realignment charges	—	—	1	—	3
Net income before income taxes	$(32)	$—	$29	$(32)	$58
Net income	$(19)	$72	$16	$53	$35

Selected balance sheet data (average balances)
Total assets	$11,800	$12,500	$10,000	$12,300	$10,100
Attributed equity (2)	2,650	3,250	2,500	2,950	2,350
Securitization
Total securitizations sold and outstanding (3)	$15,863	$15,172	$10,355	$15,863	$10,355
New securitization activity in the period (4)	1,295	2,733	1,200	4,028	2,500

(1)	In the quarter, we reclassified the mark-to-market changes in the fair value of derivative instruments and our shares designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income to Non-interest expense. All related consolidation elimination entries have been adjusted to reflect this reclassification.

(2)	Average attributed equity is a non-GAAP financial measure. Refer to the Key financial measures (non-GAAP) section for further discussion.

(3)	Total securitizations sold and outstanding are comprised of Credit card loans and Residential mortgages.

(4)	New securitization activity is comprised of Credit card loans and Residential mortgages securitized and sold in the quarter. Refer to Note 6 of our unaudited Interim Consolidated Financial Statements for further details.
Due to the nature of activities reported in this segment, we believe that a period over period comparison is not useful. The following highlights the main factors affecting the results in each period.
Q2 2006: Net loss for the quarter of $19 million largely reflected the timing of securitization activities and the mark-to-market on derivatives relating to certain economic hedges in the current period.
Q2 2005: Net income of $16 million was primarily due to interest refunds of $28 million received on the resolution of disputed tax items for the 1993–1998 tax periods.
Q2 2006 (Six months ended): Net income of $53 million for the six months ended April 30, 2006 was mainly the result of the favourable resolution of an income tax audit related to prior years which resulted in a $70 million reversal in the first quarter of amounts accrued in prior years. This was partially offset by the timing of securitization activities and the mark-to-market on derivatives relating to certain economic hedges in the second quarter.
Q2 2005 (Six months ended): Net income of $35 million for the six months ended April 30, 2005 primarily reflected a $48 million gain on the sale of mortgage-backed securities recognized in the first quarter of 2005, interest refunds on disputed tax items discussed previously and a gain on the disposition of certain equity investments recorded in the first quarter of 2005. These factors were partially offset by the timing of securitization activities.
Q1 2006: Net income of $72 million was mainly due to the favourable resolution of an income tax audit related to prior years which resulted in a $70 million reversal of amounts accrued in prior years.
BALANCE SHEET HIGHLIGHTS

Selected balance sheet data (period-end)	April 30	January 31	April 30
(C$ millions)	2006	2006	2005

Interest-bearing deposits with banks	$8,878	$10,913	$7,043
Securities
Trading account	$127,026	$131,551	$101,808
Investment account and loan substitutes	36,965	34,107	37,777
Total securities	$163,991	$165,658	$139,585
Assets purchased under reverse repurchase agreements and securities borrowed	$56,301	$47,564	$43,581
Loans
Residential mortgages	$92,506	$91,776	$84,552
Personal loans	42,441	41,337	39,275
Credit cards	6,051	5,468	5,791
Business and government loans	57,583	55,615	49,779
Total loans	$198,581	$194,196	$179,397
Other assets	$71,355	$66,300	$62,743
Total assets	$502,893	$487,874	$434,873
Deposits	$322,787	$314,872	$283,492
Other liabilities	$147,879	$141,036	$121,100
Non-controlling interest in subsidiaries	$1,947	$1,916	$674
Shareholders’ equity	$20,751	$20,235	$19,806

ROYAL BANK OF CANADA   SECOND QUARTER 2006   25
Q2 2006 vs Q2 2005
Total assets increased $68.0 billion, or 16%, from a year ago, largely attributable to growth in Total securities, Total loans, Assets purchased under reverse repurchase agreements and securities borrowed and Other assets.
     Interest-bearing deposits with banks rose $1.8 billion largely due to the consolidation of our 50% proportionate share in RBC Dexia IS.
     Total securities were up $24.4 billion, or 17%, from a year ago as a result of an increase in our trading businesses on improved market conditions.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $12.7 billion, or 29%, primarily due to our efforts to take advantage of market opportunities.
     Total loans rose $19.2 billion, or 11%, from a year ago as a result of increases in residential mortgages, personal loans and business and government loans driven by robust economic conditions, strong consumer spending and business investments.
     Residential mortgages were up $8.0 billion, or 9%, from a year ago. This increase continued to be driven by a strong housing market, a favourable interest rate environment and continued sales efforts. This growth is net of $10.0 billion of loans securitized over the last twelve months.
     Personal loans increased $3.2 billion, or 8%, reflecting continued growth in both secured and unsecured credit lines supported by strong consumer demand and a favourable interest rate environment.
     Credit cards rose $.3 billion, or 4%. This growth reflected successful sales efforts, higher utilization and rising client average balances net of $1.2 billion of credit cards securitized over the last twelve months.
     Business and government loans increased by $7.8 billion, or 16%, reflecting increased spending by businesses to support higher inventory levels and business from our new joint venture, RBC Dexia IS.
     Other assets were up $8.6 billion or 14%, mainly due to increased business activities in derivative-related amounts and customers’ liability under acceptances.
     Deposits increased $39.3 billion, or 14%, from a year ago, largely driven by growth in business, government and banks reflecting the shift in funding to support growth in our equity trading business.
     Other liabilities rose $26.8 billion, or 22%. This was mainly a result of increased business activities related to derivative-related amounts, repurchase agreements and securities lending.
     Non-controlling interest in subsidiaries increased $1.3 billion from a year ago due to the issuance of innovative capital instruments by RBC Capital Trust in the first quarter of 2006.
     Shareholders’ equity was up $.9 billion, or 5%, over the prior year on strong earnings growth, net of dividends.
Q2 2006 vs Q1 2006
Total assets increased $15.0 billion, or 3%, from the previous quarter, largely attributable to increases in Assets purchased under reverse repurchase agreements and securities borrowed, Total loans and Other assets which were partially offset by decreases in Interest-bearing deposits with banks and Total securities.
     Interest-bearing deposits with banks decreased $2.0 billion in support of increased activity in Assets purchased under reverse repurchase agreements and securities borrowed.
     Total securities declined $1.7 billion, or 1%, primarily as a result of trading activities.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $8.7 billion, or 18%, largely due to our efforts to take advantage of market opportunities.
     Total loans rose $4.4 billion, 2%, despite the negative impact of $3.2 billion of securitizations of residential mortgages this quarter. The growth mainly reflected increases in lending activities arising from a favourable interest rate environment and robust economic conditions.
     Deposits increased $7.9 billion, or 3%, mainly reflecting growth in business and government deposits in support of increased business activities, as well as an increase in personal deposits.
     Shareholders’ equity was up $.5 billion, or 3%, over the prior quarter on strong earnings growth, net of dividends and common shares repurchased in the quarter.
Share data

	April 30		January 31		April 30
	2006		2006		2005
	Number of		Number of		Number of
(C$ millions, except number of shares)	shares (000s)	Amount	shares (000s)	Amount	shares (000s)	Amount

First Preferred
Non-cumulative Series N (1)	12,000	$300	12,000	$300	12,000	$300
Non-cumulative Series O (1)	6,000	150	6,000	150	6,000	150
US$ Non-cumulative Series P	—	—	—	—	4,000	132
Non-cumulative Series S (1)	10,000	250	10,000	250	10,000	250
Non-cumulative Series W (1)	12,000	300	12,000	300	12,000	300
Non-cumulative Series AA (2)	12,000	300	—	—	—	—

		$1,300		$1,000		$1,132

Common shares outstanding (3)	1,286,064	$7,191	1,290,983	$7,189	1,292,801	$7,091
Treasury shares — preferred	(213)	(5)	(118)	(3)	—	—
Treasury shares — common (3)	(5,512)	(178)	(6,224)	(199)	(7,364)	(227)
Stock options (3)
Outstanding	34,629		36,296		41,210
Exercisable	29,240		30,858		33,465

(1)	As at April 30, 2006, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N and O was approximately 6,658,000 and 3,362,000, respectively. As at April 30, 2006, the First Preferred Shares Series S and W were not yet convertible.

(2)	On April 4, 2006, we issued 12 million First Preferred Shares Series AA. These preferred shares do not have a conversion option.

(3)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common shares, treasury shares and stock option numbers have been restated to reflect the stock dividend.
As at May 18, 2006, the number of outstanding common shares and stock options were 1,286,107,000 and 34,529,000, respectively. As at May 18, 2006, the number of other securities is unchanged from those disclosed as at April 30, 2006, in the above table. For further details, refer to Notes 17 and 18 on page 112 of our 2005 Annual Report.

26   ROYAL BANK OF CANADA   SECOND QUARTER 2006
CAPITAL MANAGEMENT
We actively manage our capital to balance the need to maintain strong capital ratios and high credit ratings with the desire to provide strong returns to our shareholders. In striving to achieve this balance, we consider the interests of various stakeholders, including regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and board-approved capital ratio goals. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements.
     For further details, refer to pages 59 to 63 of our 2005 Annual Report.
Regulatory capital and capital ratios
Capital levels and capital ratios for Canadian banks are regulated pursuant to guidelines prescribed by the Office of the Superintendent of Financial Institutions (OSFI), based on standards issued by the Bank of International Settlements.
     The following table presents our regulatory capital and our regulatory capital ratios.

	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2006	2006	2005

Tier 1 capital	$19,990	$19,391	$18,055
Total capital	26,280	26,103	24,390
Total risk-adjusted assets (1)	210,965	204,247	190,058
Capital ratios
Tier 1 capital ratio	9.5%	9.5%	9.5%
Total capital ratio	12.5%	12.8%	12.8%

(1)	Calculated by using guidelines issued by the OSFI.
Q2 2006 vs Q2 2005
As at April 30, 2006, the Tier 1 capital ratio and the Total capital ratio were 9.5% and 12.5%, respectively. The Tier 1 capital ratio was unchanged from the prior year while the Total capital ratio was down 30 bps from a year ago. The decline was largely due to growth in risk-adjusted assets notwithstanding strong internal capital generation and active balance sheet management. The risk-adjusted assets increased $21 billion compared to the prior year primarily reflecting the inclusion of RBC Dexia IS and growth in loans, securities lending and derivative balances.
Q2 2006 vs Q1 2006
The current period Tier 1 capital ratio was unchanged from the previous quarter while the Total capital ratio was down 30 bps from 12.8% at the end of last quarter. The decline was due to growth in risk adjusted assets and the impact of capital instrument redemptions. Risk-adjusted assets increased $7 billion in the quarter led by growth in loans, securities lending and derivatives.
Selected capital management activity

	For the three	For the six
	months ended	months ended
	April 30	April 30
(C$ millions)	2006	2006

Dividends
Preferred	$11	$21
Common	463	875
Treasury shares net sales — common	21	38
Repurchase of common shares — normal course issuer bid program	(308)	(501)

On April 6, 2006, we paid a stock dividend of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of our common shares.
     In the current quarter, we purchased 4.3 million shares for a total of $308 million under our normal course issuer bid program (NCIB) that expires on June 23, 2006. Under this program, we are permitted to repurchase up to 10 million of our common shares. This limit was unaffected by the stock dividend. Since the inception of the program on June 24, 2005, we have repurchased and cancelled 8.5 million common shares for a total of $664 million. An additional 0.3 million shares have been repurchased by non-independent compensation plans as at April 30, 2006, which count under our NCIB limit.
     On April 4, 2006, we issued $300 million Non-cumulative First Preferred Shares Series AA.
     During the current quarter, we redeemed a total of $246 million subordinated debentures, of which $125 million 5.50% subordinated debentures due February 13, 2011, were redeemed on February 13, 2006, for 100% of their principal amount plus accrued interest to the redemption date, and $100 million 8.20% subordinated debentures due April 26, 2011, were redeemed on April 26, 2006 for 100% of their principal amount plus accrued interest to the redemption date.
     On March 22, 2005, we announced that, from time to time, we may purchase and cancel some or all of our outstanding $250 million floating-rate debentures maturing in 2083, and some or all of our outstanding US$300 million floating-rate debentures maturing in 2085. During the current quarter, we purchased $21 million (US$19 million) of the outstanding debentures maturing in 2085. Since the announcement on March 22, 2005, we have purchased $3.5 million of the outstanding debentures maturing in 2083 and $104 million (US$87 million) of the outstanding debentures maturing in 2085.
Economic Capital
Economic Capital is management’s quantification of risks associated with our business activities. Economic Capital is attributed to each business segment in proportion to management’s view of the risk inherent in the business activities. It provides directly comparable performance measurements through Return on equity (ROE) and Return on risk capital (RORC) which are described in detail in the Key financial measures (Non-GAAP) section. It also aids senior management in strategic planning and resource allocation decisions and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial resources, recognizing that factors outside the scope of Economic Capital must be taken into consideration. Economic Capital is a key measure of our ability to withstand unexpected losses and to enable us to operate as a going concern, given our desire to maintain a AA debt rating. Economic Capital represents the shareholders’ perspective and drives the optimization of shareholder returns in terms of risk and reward.
     Economic Capital is a non-GAAP measure and its calculation and attribution involves a number of assumptions and judgments. For further details, refer to page 62 of our 2005 Annual Report.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   27
Economic Capital

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions average balances)	2006	2006	2005	2006	2005

Credit risk	$5,700	$5,500	$5,000	$5,600	$4,950
Market risk (trading and non-trading)	2,400	2,400	2,200	2,400	2,100
Operational risk	2,500	2,300	2,350	2,400	2,400
Business and fixed asset risk	1,850	1,700	1,600	1,750	1,600
Insurance risk	250	250	200	250	200

Risk capital	$12,700	$12,150	$11,350	$12,400	$11,250
Goodwill and intangibles	4,900	4,450	5,000	4,700	4,900

Attributed capital (Economic Capital)	$17,600	$16,600	$16,350	$17,100	$16,150
Unattributed equity (1)	2,100	2,700	2,050	2,400	1,850

Common equity	$19,700	$19,300	$18,400	$19,500	$18,000

(1)	Unattributed equity is reported in the Corporate Support segment.
Q2 2006 vs Q2 2005 (Six months ended)
Attributed Economic Capital increased $950 million from the same period a year ago largely due to increases in Credit risk, Market risk, Business risk and fixed asset risk capital partially offset by a decrease in Goodwill and intangibles. The increase in Credit risk capital was due to increased credit exposures primarily reflecting strong loan growth and the impact of our new joint venture, RBC Dexia IS, while the increase in Market risk capital was largely due to higher trading activities and increased risk associated with rate commitments. The increase in Business risk and fixed asset risk capital was mainly driven by an increase in business volumes and an increase in fixed asset balances respectively. Goodwill and intangibles decreased primarily due to the impact of a stronger Canadian dollar on the translated value of US dollar-denominated balances and the sale of certain assets of RBC Mortgage Company in the fourth quarter of 2005 offset by the impact of RBC Dexia IS and the acquisition of Abacus.
Q2 2006 vs Q1 2006
Attributed Economic Capital increased $1.0 billion from the previous quarter, largely due to increases in Credit risk, Operational risk, Business risk capital and Goodwill and intangibles. The increase in Credit risk capital was due to increased credit exposures primarily reflecting strong loan growth and the impact of RBC Dexia IS while Operational risk and Business risk capital increased largely due to higher business volumes. Increases in Goodwill and intangibles were primarily driven by the recording of goodwill and intangible assets relating to RBC Dexia IS, which was created on January 2, 2006, and the November 30, 2006 acquisition of Abacus which had a full quarter impact in the current quarter.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit and liquidity and funding risk which are discussed in the Risk management section. For a complete discussion of these types of arrangements, including their nature, business purpose, importance and significant financial impact see pages 63 to 66 of our 2005 Annual Report.
     During the second quarter of 2006, we securitized $3.2 billion in residential mortgage loans of which $1.3 billion were sold and the remaining $1.9 billion were retained as investment securities. In addition, we securitized and sold $.4 billion in commercial mortgage loans. We did not undertake any securitizations of credit card loans. Refer to Note 6 of our unaudited Interim Consolidated Financial Statements.
     A summary of the significant guarantees we have provided to third parties as of April 30, 2006, can be found in Note 11 of our unaudited Interim Consolidated Financial Statements. There are no significant differences from the prior quarter except that substantially all of our securities lending activities are now transacted through our new joint venture, RBC Dexia IS.
RELATED PARTY TRANSACTIONS
Our dealings with related parties are outlined in detail on page 80 of our 2005 Annual Report. Our policies and procedures for related party transactions have not changed materially from those stated in the 2005 Annual Report.

28   ROYAL BANK OF CANADA   SECOND QUARTER 2006
RISK MANAGEMENT
Sound risk management practices are fundamental to the long-term success of financial institutions. Our management of risk is a core competency supported by a strong risk management culture and an effective risk management framework. Risk management ensures risks being taken are within our risk appetite and are assessed from a risk/return perspective. This is achieved by taking an enterprise-wide risk management approach to the identification, measurement, control and reporting of significant risks facing the organization. For a further discussion, refer to pages 66 to 79 of our 2005 Annual Report.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. It also refers to loss in market value due to the deterioration of a counterparty’s financial position. A counterparty may be an issuer, debtor, borrower, reinsurer or guarantor.
     Our risk appetite, in conjunction with a robust set of policies and procedures, guides the day-to-day management of credit risk exposure. In order to meet our corporate objectives, we aim to ensure earnings volatility and exposure to large single-name defaults are within our risk appetite, as agreed to by our Board of Directors, without jeopardizing our competitive position in the marketplace.
     While the process of managing credit risk is centralized from a strategic perspective, ownership and accountability resides within the business segments. For example, our risk adjudication function which is centralized within Group Risk Management, works closely with the business segments in order to ensure alignment between risk appetite and business strategies.
     For further details, refer to pages 68 to 72 of our 2005 Annual Report.
Credit quality performance
The following table presents our credit quality-related information.

	As at or for the three months ended
	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2006	2006	2005

Gross impaired loans (GIL)
Consumer	$355	$354	$305
Business and government	438	446	615

Total gross impaired loans	$793	$800	$920

Allowance for credit losses (ACL)
Consumer	$117	$117	$113
Business and government	169	168	271

Specific allowance	$286	$285	$384
General allowance	1,219	1,224	1,298

Total allowance for credit losses	$1,505	$1,509	$1,682

Provision for credit losses (PCL)
Consumer	$130	$121	$124
Business and government	(4)	(19)	(19)

Specific provision	$126	$102	$105
General provision	(2)	(55)	11

Total provision for credit losses	$124	$47	$116

Key credit quality ratios
GIL as a % of gross loans and acceptances	.38%	.40%	.49%
ACL as a % of gross impaired loans	190%	189%	183%
Specific PCL as a % of average loans and acceptances	.26%	.20%	.24%
Total net write-offs as a % of average loans and acceptances	.25%	.21%	.33%

Q2 2006 vs Q2 2005
Gross impaired loans
Gross impaired loans decreased $127 million, or 14%, from a year ago reflecting continued favourable business conditions and strong collection efforts on corporate accounts.
     Consumer gross impaired loans increased $50 million, or 16%, largely due to continued loan growth.
     Business and government gross impaired loans decreased $177 million, or 29%, mainly due to the favourable resolution of a number of corporate accounts in RBC Capital Markets.
Allowance for credit losses
Total allowance for credit losses decreased $177 million, or 11%, from a year ago. Specific allowance for credit losses decreased $98 million, or 26%, from the prior year primarily reflecting the reduction in impaired loans in our corporate loan portfolio. Specific allowance in the consumer portfolio was comparable to the prior year. The general allowance decreased $79 million, or 6%, largely reflecting the $50 million reversal of the general allowance in the first quarter of 2006 in light of the favourable credit environment and the strengthening of our corporate loan portfolio.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   29
Provision for credit losses
Total provision for credit losses rose $8 million, or 7%, from a year ago. This increase primarily reflected growth in the personal loan and credit card portfolios and lower corporate and commercial loan recoveries. This was partially offset by the favourable effect of a higher level of securitized credit cards and a provision recorded in the prior year related to our 50% proportionate share of a provision booked at Moneris.
      Specific provision for credit losses for consumer loans increased $6 million, or 5%, from last year. This increase was largely due to higher provisions in the personal loan and credit card portfolios mainly resulting from loan growth, which were partially offset by the favourable effect of a higher level of securitized credit cards.
     Business and government recovery of credit losses of $4 million in the current period largely reflected corporate loan recoveries, which were partially offset by provisions in the small business portfolio. This compared to the recovery of credit losses of $19 million a year ago, primarily resulting from the favourable resolution of a corporate loan in RBC Capital Markets, which was partially offset by our 50% proportionate share of the provision booked at Moneris.
     The $13 million reduction in the general provision compared to the prior period was primarily attributable to the quarterly fluctuation of amounts allocated between specific and general allowance in our U.S. operations, in accordance with local regulatory imposed requirements. These amounts were recorded in RBC U.S. and International Personal and Business and had no impact on the segment’s total provision for credit losses.
Credit quality ratios
Our gross impaired loans, allowance for credit losses and total net write-off ratios improved from a year ago, reflecting the factors noted above. The specific provision for credit losses as a percentage of average loans and acceptances was .26% in the quarter compared to .24% a year ago.
Q2 2006 vs Q1 2006
Gross impaired loans
Gross impaired loans decreased $7 million, or 1%, from the previous quarter, primarily attributable to the reduction in impaired loans in the corporate loan portfolio. Impaired loans in the consumer portfolio were comparable to the prior quarter.
Allowance for credit losses
Total allowance for credit losses of $1,505 million were comparable to the $1,509 million in the prior quarter.
     Specific allowance for credit losses remained relatively stable across all portfolios, while the general allowance decreased $5 million, or 0.4%, primarily attributable to our U.S. operations.
Provision for credit losses
Total provision for credit losses increased $77 million, largely reflecting the $50 million reversal of the general allowance relating to RBC Capital Markets in the previous quarter.
     Specific provision for consumer loans was up $9 million compared to the prior quarter, mainly due to higher provisions for student loans and credit cards as a result of seasonal factors.
     The recovery of credit losses on the business and government portfolio of $4 million this quarter reflected corporate loan recoveries, which were partially offset by provisions in the small business portfolio. This compared to the prior quarter recovery of $19 million, largely reflecting recoveries in our corporate loan portfolio.
Credit quality ratios
Our gross impaired loans and allowance for credit losses ratios improved from the prior quarter, reflecting the continued benign credit environment. The specific provision for credit losses as a percentage of average loans and acceptances was .26% in the quarter compared to .20% in the prior quarter largely due to lower corporate recoveries and seasonal factors related to the consumer portfolio. Total net write-offs as a percent of average loans and acceptances increased to .25% in the quarter, primarily reflecting seasonal factors in the consumer portfolio.
Market Risk
Market risk is the risk of loss on positions that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements, and the composition of our trading portfolio. We attract market risk in our trading activity and asset and liability management activities. Trading market risk encompasses various risks associated with activities in the equity, foreign exchange, commodities, interest rate and credit markets. For further details, refer to pages 73 to 75 of our 2005 Annual Report.
Trading activities
We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we participate in structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operation primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorizations granted by the Board of Directors. The trading book consists of positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits. For further details, refer to pages 73 to 75 of our 2005 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2005 Annual Report.

30   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Global Value-At-Risk (VAR)

	April 30, 2006				January 31, 2006				April 30, 2005
		Three months ended				Three months ended				Three months ended
(C$ millions)	As at	High	Average	Low	As at	High	Average	Low	As at	High	Average	Low

Equity	$8	$11	$8	$6	$7	$11	$8	$5	$4	$8	$5	$4
Foreign exchange	2	4	2	1	1	4	2	1	2	5	2	1
Commodities	1	2	1	1	1	2	1	1	—	—	—	—
Interest rate (1)	11	17	14	10	16	20	12	9	12	13	10	8
Debt specific (2)	4	4	3	3	3	4	2	2	2	2	2	1
Global VAR	$21	$25	$20	$15	$19	$25	$18	$13	$15	$15	$12	$9

	April 30, 2006				April 30, 2005
		Six months ended				Six months ended
(C$ millions)	As at	High	Average	Low	As at	High	Average	Low

Equity	$8	$11	$8	$5	$4	$8	$5	$4
Foreign exchange	2	4	2	1	2	5	2	1
Commodities	1	2	1	1	—	—	—	—
Interest rate (1)	11	20	13	9	12	13	9	6
Debt specific (2)	4	4	3	2	2	2	2	1
Global VAR	$21	$25	$19	$13	$15	$15	$11	$8

(1)	Commodities reflect market risk for energy-related trading activities such as crude, heating oil or natural gas. Effective May 2005, these activities have been included in our models and reported alongside other Market risk trading activities. Prior to this period these activities had been subject to the standardized approach for capital allocation.

(2)	Also includes credit spread risk.
Q2 2006 vs Q2 2005
Average global VAR for the current quarter of $20 million was up compared to $12 million in the prior year. The increase was primarily in the interest rate and equity risk categories reflecting increased trading activities and changes in portfolio mix within our interest rate trading businesses.
Q2 2006 vs Q2 2005 (Six months ended)
For the six months ended April 30, 2006, average global VAR increased to $19 million compared to $11 million in the prior period primarily reflecting a sustained increase in our trading activity in equity and interest rate instruments and changes in portfolio mix as discussed above.
Q2 2006 vs Q1 2006
Average global VAR of $20 million was up compared to $18 million in the prior quarter largely resulting from changes in portfolio mix in our interest rate trading businesses.
Trading revenue
During the current quarter, there was one day with net trading revenue of $57 million which included gains related to the origination of certain structured transactions. There was also one day with a net trading loss which did not exceed the global VAR estimate for that day. For the first six months of 2006, we have only experienced one day with a net trading loss. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.
Asset and liability management activities
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. We have established policies that allow us to monitor, control and manage the exposure to this interest rate risk using economic value of equity risk and net interest income risk limits and other supplementary measures. More information on our market risk management policies and processes associated with our non-trading activities is detailed on page 75 of our 2005 Annual Report. These policies and procedures have not changed materially from those stated in the 2005 Annual Report.
     The following table shows the potential before-tax impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of the first six months of 2006, our interest rate risk exposure was well within our target level.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   31

		April 30		January 31		April 30
		2006		2006		2005

		Economic value	Net interest	Economic value	Net interest	Economic value	Net interest
(C$ millions)		of equity risk	income risk	of equity risk	income risk	of equity risk	income risk

Before-tax impact of:	100 bp increase in rates	$ (415)	$ 103	$ (376)	$ 107	$ (390)	$ 87
	100 bp decrease in rates	273	(183)	240	(188)	239	(161)
Before-tax impact of:	200 bp increase in rates	(873)	163	(789)	188	(868)	123
	200 bp decrease in rates	441	(387)	385	(407)	425	(369)

Liquidity and Funding Risk
The management of liquidity and funding risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities, as they arise. Our liquidity and funding management framework is designed to ensure we have access to reliable and cost-effective sources of cash to meet our current and prospective financial commitments. Our large base of stable core customer deposits combined with broad and diversified sources of wholesale funding are key components of our liquidity and funding risk management strategies.
     Liquidity and funding risk is managed dynamically, and exposures are continually measured, monitored and, as appropriate, mitigated. Two key measurements of our liquidity and funding management framework are (i) minimum levels of unencumbered and segregated liquid assets that can be immediately sold or pledged to meet extraordinary funding demands, and (ii) prudential limits on maximum net fund outflows over specified, shorter-term time horizons. During the quarter, we operated under normal conditions and were in compliance with these requirements. These and other elements of the liquidity and funding management framework are discussed in more detail on pages 75 to 77 of our 2005 Annual Report. There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since October 31, 2005.
     We consider our liquidity and funding position to be sound and adequate to meet our strategy. There are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity and funding position.
Credit ratings
The following table presents our major credit ratings as at May 25, 2006.

As at May 25, 2006
Senior long-
	Short-term debt		term debt		Outlook

Moody’s Investors Service	P-1		Aa2		stable
Standard & Poor’s	A-1+		AA-		stable
Fitch Ratings	F1+		AA		stable
Dominion Bond Rating Service	R-1(middle	)	AA(low	)	stable

Our major credit ratings remain unchanged from January 31, 2006, although Standard & Poor’s Rating Services revised its outlook on Royal Bank of Canada and its subsidiaries to stable from negative on February 28, 2006. These strong credit ratings support our ability to competitively access unsecured funding markets. Our collective ratings are the highest categories assigned by the respective agencies to a Canadian bank (our current ratings are at par with, or at a one-notch premium to, our major Canadian banking peers).
     Credit ratings are not recommendations to purchase, sell or hold our securities inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	April 30					January 31	October 31
	2006					2006	2005

(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total

Unsecured long-term funding	$10,761	$11,079	$8,532	$ 2,778	$33,150	$26,300	$24,004
Subordinated debentures	—	140	—	7,699	7,839	8,116	8,167
Obligations under leases (2)	202	645	463	953	2,263	2,376	2,508

	$10,963	$11,864	$8,995	$11,430	$43,252	$36,792	$34,679

(1)	Amounts represent principal only and exclude accrued interest.

(2)	Substantially all of our lease commitments are operating.
Operational Risk
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is embedded in all of our activities. We manage operational risk by ensuring that effective infrastructure, controls, systems and individuals are in place throughout the organization and complemented by the operational risk management framework. The framework encompasses a common language of risk coupled with enterprise-wide programs and methodologies for the identification, measurement, control and management of operational risks. For further details, refer to pages 78 and 79 of our 2005 Annual Report.

32   ROYAL BANK OF CANADA   SECOND QUARTER 2006
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)

		April 30	January 31	October 31	April 30
(C$ millions)		2006	2006	2005	2005(1)

Assets

Cash and due from banks		$5,222	$4,682	$5,001	$4,136

Interest-bearing deposits with banks		8,878	10,913	5,237	7,043

Securities
Trading account		127,026	131,551	125,760	101,808
Investment account		36,301	33,433	34,060	37,102
Loan substitute		664	674	675	675

		163,991	165,658	160,495	139,585

Assets purchased under reverse repurchase agreements and securities borrowed		56,301	47,564	42,973	43,581

Loans
Residential mortgage		92,506	91,776	91,043	84,552
Personal		42,441	41,337	41,045	39,275
Credit cards		6,051	5,468	6,200	5,791
Business and government		57,583	55,615	53,626	49,779

		198,581	194,196	191,914	179,397
Allowance for loan losses		(1,435)	(1,439)	(1,498)	(1,612)

		197,146	192,757	190,416	177,785

Other
Customers’ liability under acceptances		8,876	7,951	7,074	6,654
Derivative-related amounts		42,192	38,237	38,834	36,415
Premises and equipment		1,699	1,736	1,708	1,753
Goodwill		4,105	4,157	4,203	4,412
Other intangibles		686	704	409	511
Assets of operations held for sale		172	178	263	1,657
Other assets		13,625	13,337	12,908	11,341

		71,355	66,300	65,399	62,743

		$502,893	$487,874	$469,521	$434,873

Liabilities and shareholders’ equity

Deposits
Personal		$113,437	$111,880	$111,618	$114,308
Business and government		170,145	160,221	160,593	143,351
Bank		39,205	42,771	34,649	25,833

		322,787	314,872	306,860	283,492

Other
Acceptances		8,876	7,951	7,074	6,654
Obligations related to securities sold short		36,014	35,856	32,391	32,181
Obligations related to assets sold under repurchase agreements and securities loaned		28,315	28,841	23,381	19,572
Derivative-related amounts		47,072	42,668	42,592	41,229
Insurance claims and policy benefit liabilities		7,182	7,150	7,117	6,860
Liabilities of operations held for sale		32	37	40	47
Other liabilities		20,388	18,533	18,408	14,557

		147,879	141,036	131,003	121,100

Subordinated debentures		7,839	8,116	8,167	8,101

Trust capital securities		1,390	1,399	1,400	1,400

Preferred share liabilities		300	300	300	300

Non-controlling interest in subsidiaries		1,947	1,916	1,944	674

Shareholders’ equity
Preferred shares		1,000	700	700	832
Common shares (2) (shares issued – 1,286,064,042; 1,290,982,576; 1,293,501,544; and 1,292,801,044)		7,191	7,189	7,170	7,091
Contributed surplus		278	299	265	242
Retained earnings		14,649	14,284	13,704	13,173
Treasury shares	– preferred (shares held – 212,920; 118,400; 90,600 and nil)	(5)	(3)	(2)	–
– common (2) (shares held – 5,512,017; 6,223,880; 7,052,552 and 7,363,716)		(178)	(199)	(216)	(227)
Net foreign currency translation adjustments		(2,184)	(2,035)	(1,774)	(1,305)

		20,751	20,235	19,847	19,806

		$502,893	$487,874	$469,521	$434,873

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

(2)	The number of common shares issued and the number of common shares held as treasury shares have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   33
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005 (1)	2006	2005 (1)

Interest income
Loans	$3,066	$2,970	$2,604	$6,036	$5,164
Securities	1,502	1,444	1,129	2,946	2,228
Assets purchased under reverse repurchase agreements and securities borrowed	594	485	299	1,079	542
Deposits with banks	87	72	62	159	115

	5,249	4,971	4,094	10,220	8,049

Interest expense
Deposits	2,488	2,326	1,638	4,814	3,132
Other liabilities	1,046	862	683	1,908	1,342
Subordinated debentures	106	108	111	214	219

	3,640	3,296	2,432	6,936	4,693

Net interest income	1,609	1,675	1,662	3,284	3,356

Non-interest income
Insurance premiums, investment and fee income	806	858	813	1,664	1,586
Trading revenue	724	547	373	1,271	834
Investment management and custodial fees	334	315	311	649	602
Securities brokerage commissions	347	309	307	656	589
Service charges	290	294	281	584	558
Mutual fund revenue	316	261	233	577	458
Underwriting and other advisory fees	259	219	266	478	542
Card service revenue	46	145	127	191	269
Foreign exchange revenue, other than trading	118	96	88	214	180
Credit fees	56	56	41	112	93
Securitization revenue	61	49	51	110	137
Gain on sale of investment account securities	22	39	25	61	40
Other	134	97	108	231	215

Non-interest income	3,513	3,285	3,024	6,798	6,103

Total revenue	5,122	4,960	4,686	10,082	9,459

Provision for credit losses	124	47	116	171	224

Insurance policyholder benefits, claims and acquisition expense	619	652	622	1,271	1,204

Non-interest expense
Human resources	1,870	1,793	1,696	3,663	3,394
Equipment	236	231	240	467	468
Occupancy	189	182	191	371	371
Communications	173	146	152	319	303
Professional fees	156	137	113	293	227
Outsourced item processing	80	73	78	153	150
Amortization of other intangibles	20	14	16	34	35
Other	204	175	175	379	367

	2,928	2,751	2,661	5,679	5,315

Business realignment charges	—	—	2	—	4

Income from continuing operations before income taxes	1,451	1,510	1,285	2,961	2,712
Income taxes	348	332	353	680	796

Net income before non-controlling interest	1,103	1,178	932	2,281	1,916
Non-controlling interest in net income of subsidiaries	(25)	6	16	(19)	23

Net income from continuing operations	1,128	1,172	916	2,300	1,893
Net loss from discontinued operations	(10)	(1)	(9)	(11)	(7)

Net income	$1,118	$1,171	$907	$2,289	$1,886

Preferred dividends	(11)	(10)	(12)	(21)	(20)
Net income available to common shareholders	$1,107	$1,161	$895	$2,268	$1,866

Average number of common shares (2) (in thousands)	1,282,694	1,284,333	1,281,685	1,283,436	1,279,482
Basic earnings per share (in dollars)	$0.86	$0.90	$0.70	$1.77	$1.46
Basic earnings per share from continuing operations (in dollars)	$0.87	$0.90	$0.71	$1.78	$1.47
Basic earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$—	$(0.01)	$(0.01)	$(0.01)

Average number of diluted common shares (2) (in thousands)	1,301,645	1,304,378	1,303,601	1,303,106	1,301,133
Diluted earnings per share (in dollars)	$0.85	$0.89	$0.69	$1.74	$1.43
Diluted earnings per share from continuing operations (in dollars)	$0.86	$0.89	$0.70	$1.75	$1.44
Diluted earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$—	$(0.01)	$(0.01)	$(0.01)

Dividends per share (2) (in dollars)	$0.36	$0.32	$0.28	$0.68	$0.55

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

(2)	The average number of common shares, average number of diluted common shares, basic and diluted earnings per share, as well as dividends per share, have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

34   ROYAL BANK OF CANADA   SECOND QUARTER 2006
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005	2006	2005

Preferred shares
Balance at beginning of period	$700	$700	$832	$700	$532
Issued	300	—	—	300	300

Balance at end of period	1,000	700	832	1,000	832

Common shares
Balance at beginning of period	7,189	7,170	7,021	7,170	6,988
Issued	38	43	70	81	114
Purchased for cancellation	(36)	(24)	—	(60)	(11)

Balance at end of period	7,191	7,189	7,091	7,191	7,091

Contributed surplus
Balance at beginning of period	299	265	210	265	169
Renounced stock appreciation rights	—	—	(2)	—	(2)
Stock-based compensation awards	(19)	(11)	12	(30)	(1)
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	54
Other	(2)	45	22	43	22

Balance at end of period	278	299	242	278	242

Retained earnings
Balance at beginning of period	14,284	13,704	12,628	13,704	12,065
Net income	1,118	1,171	907	2,289	1,886
Preferred share dividends	(11)	(10)	(12)	(21)	(20)
Common share dividends	(463)	(412)	(353)	(875)	(705)
Premium paid on common shares purchased for cancellation	(272)	(169)	—	(441)	(53)
Issuance costs	(7)	—	3	(7)	—

Balance at end of period	14,649	14,284	13,173	14,649	13,173

Treasury shares — preferred
Balance at beginning of period	(3)	(2)	—	(2)	—
Net purchases	(2)	(1)	—	(3)	—

Balance at end of period	(5)	(3)	—	(5)	—

Treasury shares — common
Balance at beginning of period	(199)	(216)	(312)	(216)	(294)
Net sales	21	17	85	38	121
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	(54)

Balance at end of period	(178)	(199)	(227)	(178)	(227)

Net foreign currency translation adjustments
Balance at beginning of period	(2,035)	(1,774)	(1,426)	(1,774)	(1,556)
Unrealized foreign currency translation gain (loss)	(253)	(613)	325	(866)	744
Foreign currency gain (loss) from hedging activities	104	352	(204)	456	(493)

Balance at end of period	(2,184)	(2,035)	(1,305)	(2,184)	(1,305)

Shareholders’ equity at end of period	$20,751	$20,235	$19,806	$20,751	$19,806

ROYAL BANK OF CANADA   SECOND QUARTER 2006   35
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2006	2006	2005 (1)	2006	2005 (1)

Cash flows from operating activities
Net income from continuing operations	$1,128	$1,172	$916	$2,300	$1,893
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	124	47	116	171	224
Depreciation	99	98	104	197	207
Business realignment charges	—	—	(5)	—	(3)
Business realignment payments	(16)	(27)	(30)	(43)	(44)
Future income taxes	19	21	(122)	40	(148)
Amortization of other intangibles	20	14	16	34	35
(Gain) loss on sale of premises and equipment	(4)	(5)	(5)	(9)	(9)
(Gain) loss on loan securitizations	(1)	11	(9)	10	(57)
(Gain) loss on sale of investment account securities	(22)	(43)	(26)	(65)	(41)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	32	33	132	65	372
Net change in accrued interest receivable and payable	(143)	13	—	(130)	(87)
Current income taxes	(119)	(35)	(201)	(154)	(393)
Derivative-related assets	(3,955)	597	487	(3,358)	2,482
Derivative-related liabilities	4,404	76	(19)	4,480	(972)
Trading account securities	4,525	(5,791)	(2,560)	(1,266)	(12,486)
Net change in brokers and dealers receivable and payable	(1,655)	(616)	(668)	(2,271)	322
Other	3,052	373	2,207	3,425	313

Net cash from (used in) operating activities from continuing operations	7,488	(4,062)	333	3,426	(8,392)
Net cash from (used in) operating activities from discontinued operations	(27)	13	(16)	(14)	12

Net cash from (used in) operating activities	7,461	(4,049)	317	3,412	(8,380)

Cash flows from investing activities
Change in interest-bearing deposits with banks	2,035	(5,676)	(229)	(3,641)	(776)
Change in loans, net of loan securitizations	(8,002)	(6,651)	(4,800)	(14,653)	(11,068)
Proceeds from loan securitizations	1,665	2,699	1,381	4,364	2,678
Proceeds from sale of investment account securities	2,456	3,678	11,585	6,134	20,792
Proceeds from maturity of investment account securities	8,979	7,043	4,630	16,022	10,262
Purchases of investment account securities	(12,355)	(8,415)	(15,446)	(20,770)	(27,637)
Change in loan substitute securities	10	1	—	11	26
Net acquisitions of premises and equipment	(63)	(118)	(90)	(181)	(223)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(8,737)	(4,591)	(6,649)	(13,328)	3,368
Net cash used in acquisitions	—	(242)	—	(242)	—

Net cash used in investing activities from continuing operations	(14,012)	(12,272)	(9,618)	(26,284)	(2,578)
Net cash from investing activities from discontinued operations	18	68	142	86	766

Net cash used in investing activities	(13,994)	(12,204)	(9,476)	(26,198)	(1,812)

Cash flows from financing activities
Change in deposits	7,915	8,012	3,472	15,927	11,633
Repayment of subordinated debentures	(246)	—	(70)	(246)	(70)
Issue of preferred shares	300	—	—	300	300
Issuance costs	(7)	—	—	(7)	(3)
Issue of common shares	34	40	64	74	105
Purchase of common shares for cancellation	(308)	(193)	—	(501)	(64)
Net sales of treasury shares	19	16	109	35	115
Dividends paid	(422)	(425)	(360)	(847)	(700)
Dividends/distributions paid by subsidiaries to non-controlling interests	49	(66)	(2)	(17)	(3)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(526)	5,460	2,770	4,934	(6,901)
Change in obligations related to securities sold short	158	3,465	3,327	3,623	7,176
Change in short-term borrowings of subsidiaries	144	(317)	(340)	(173)	(993)

Net cash from financing activities from continuing operations	7,110	15,992	8,970	23,102	10,595

Net cash from financing activities	7,110	15,992	8,970	23,102	10,595

Effect of exchange rate changes on cash and due from banks	(37)	(58)	16	(95)	22

Net change in cash and due from banks	540	(319)	(173)	221	425
Cash and due from banks at beginning of period	4,682	5,001	4,309	5,001	3,711

Cash and due from banks at end of period	$5,222	$4,682	$4,136	$5,222	$4,136

Supplemental disclosure of cash flow information
Amount of interest paid in period	$3,356	$3,247	$2,063	$6,603	$4,534
Amount of income taxes paid in period	$504	$575	$446	$1,079	$1,086
(1)	Comparative information has been restated as a result of the identification of discontinued operations.

36   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2005, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 and the accompanying notes included on pages 88 to 136 in our 2005 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Note 1: Significant accounting policies
Implicit Variable Interests
On November 1, 2005, we adopted Emerging Issues Committee Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
Change in financial statement presentation
During the quarter, we reviewed the presentation of certain items on our Consolidated Statements of Income and decided to reclassify changes in fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plans from Non-interest income — Other to Non-interest expense — Human resources in order to more appropriately reflect the purpose of these instruments and our management of the compensation exposures. We reclassified $18 million for each of the three months ended April 30, 2006 and January 31, 2006, and $3 million for the three months ended April 30, 2005. We reclassified $36 million and $3 million for the six months ended April 30, 2006 and April 30, 2005, respectively.
Future accounting changes
In 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. These standards will be effective for us on November 1, 2006. The impact of implementing these new standards on our consolidated financial position and results of operations is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.
Comprehensive Income
As a result of adopting these standards, a new category, Accumulated other comprehensive income, will be added to Shareholders’ equity on the Consolidated Balance Sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
Financial Instruments — Recognition and Measurement
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity, Loans and receivables, Held-for-trading or Available-for-sale. Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition, provided the fair value is reliably measurable.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other comprehensive income. The ineffective portion will be recognized in Net income. The amounts recognized in Accumulated other comprehensive income will be reclassified to Net income in the periods in which Net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other comprehensive income.
Note 2: Business realignment charges
During the quarter, we continued to implement the additional cost-reduction activities identified during fiscal 2005 (the additional initiatives). The objectives of these initiatives are consistent with those approved by the Board of Directors in September 2004, in connection with our business realignment. The objectives of the business realignment were to reduce costs, accelerate revenue growth, and improve the efficiency of our operations in order to better serve our clients. We expect the majority of the additional initiatives to be completed during fiscal 2006, although the income-protection payments to terminated employees and certain lease obligations will extend beyond that time. Changes to the employee-related and premises-related charges since January 31, 2006, are set out in the following table:

	Employee-	Premises-
	related	related
	charges	charges	Total

Balance as at January 31, 2006 for continuing operations	$90	$—	$90
Cash payments	(16)	—	(16)

Balance as at April 30, 2006 for continuing operations	$74	$—	$74

Balance as at January 31, 2006 for discontinued operations	$—	$11	$11
Cash payments	—	(2)	(2)
Adjustment for future lease obligations	—	6	6

Balance as at April 30, 2006 for discontinued operations	$—	$15	$15

Total balance as at April 30, 2006	$74	$15	$89

Our business realignment charges include the income-protection payments for terminated employees. For continuing operations, the number of employee positions identified for termination was 2,063 at April 30, 2006 (2,063 at January 31, 2006). As at April 30, 2006, 1,690 employees had been terminated of which 164 related to RBC Mortgage Company (1,520 and 164, respectively, at January 31, 2006).
     Our business realignment charges include the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   37
Note 3: Discontinued operations
On September 2, 2005, we completed the sale of RBC Mortgage Company (RBC Mortgage) to New Century Mortgage Corporation and Home123 Corporation (Home123), pursuant to which Home123 acquired certain assets of RBC Mortgage, including its branches, and hired substantially all of its employees.
     RBC Mortgage is in the process of disposing of its remaining assets and obligations that were not transferred to Home123. These are recorded separately on the Consolidated Balance Sheets as Assets of operations held for sale and Liabilities of operations held for sale. The operating results of RBC Mortgage have been classified as discontinued operations for all periods presented in the Consolidated Statements of Income. RBC Mortgage’s business realignment charges (refer to Note 2) have also been reclassified to discontinued operations.
Note 4: Joint venture
On January 2, 2006, we combined our Institutional & Investor Services business (IIS), previously operated mainly through our wholly-owned subsidiaries Royal Trust Corporation of Canada, The Royal Trust Company, and RBC Global Services Australia Pty Limited, with the Dexia Funds Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in a newly formed company known as RBC Dexia Investor Services (RBC Dexia IS). Under the agreement with Dexia, we contributed net assets with a carrying value of approximately $898 million, of which $84 million was related to IIS goodwill. We did not recognize a gain or loss on this transaction.
     RBC Dexia IS, which provides an integrated suite of products, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services to institutional investors worldwide, is a holding company headquartered in London, United Kingdom. Operations of the joint venture are conducted mainly through RBC Dexia Investor Services Trust in Canada and RBC Dexia Investor Services Bank in Luxembourg and their respective subsidiaries and branches around the world.
     We did not recognize our proportionate share of revenue and expense of RBC Dexia IS for the month of January in our first quarter of 2006, as we report the results of RBC Dexia IS on a one-month lag basis. For our quarter ended April 30, 2006, we have included our proportionate share of RBC Dexia IS financial results for their quarter ended March 31, 2006. This includes the following components summarized below:

	As at
	April 30	January 31
	2006	2006 (2)

Consolidated Balance Sheets
Assets (1)	$13,225	$11,681
Liabilities	12,301	10,783

(1)	Included in assets is $90 million of goodwill, representing our 50% share of the amount reported on the balance sheet of RBC Dexia IS.

(2)	Represents our proportionate share of RBC Dexia IS January 2, 2006, opening balance sheet.

For the three
months ended
April 30
2006

Consolidated Statement of Income
Net interest income	$20
Non-interest income	119
Non-interest expense	92
Net income	30
Consolidated Statement of Cash Flows
Cash flows from operating activities	$2,037
Cash flows from investing activities	(909)
Cash flows from financing activities	1,169

The joint venture agreement provides the venturers, within a prescribed period, the ability to adjust their respective initial contributions to the joint venture after the close of the transaction. As a result, our disclosures have been, and will continue to be, updated to reflect these adjustments.
     Along with Dexia, we provide certain operational services to RBC Dexia IS, which include administrative and technology support, human resources and others. In addition, both Dexia and we provide, on an equal basis, credit facilities to RBC Dexia IS to support its operations. RBC Dexia IS provides certain services to Dexia and us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. During the quarter, these related party transactions did not have a material impact on our consolidated financial position or results of operations.
Note 5: Goodwill
During the quarter, we transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets. As a result, goodwill of $6 million was reallocated from RBC U.S. and International Personal and Business to RBC Capital Markets.
Note 6: Securitizations
Securitization activity for the three months ended

	April 30		January 31		April 30
	2006 (1)		2006 (3)		2005

	Commercial	Residential	Credit	Residential	Credit	Commercial	Residential
	mortgage	mortgage	card	mortgage	card	mortgage	mortgage
	loans	loans (2)	loans (4)	loans (2)	loans (5)	loans	loans (2)

Securitized and sold	$396	$1,295	$1,200	$1,533	$1,200	$176	$—
Net cash proceeds received	397	1,268	400	1,499	600	181	—
Asset-backed securities purchased	—	—	794	—	596	—	—
Retained rights to future excess interest	—	27	9	20	8	—	—
Pre-tax gain (loss) on sale	1	—	3	(14)	4	5	—
Securities created and retained as investment securities	—	1,926	—	1,636	—	—	1,008

Securitization activity for the six months ended

	April 30			April 30
	2006			2005

	Credit	Commercial	Residential	Credit	Commercial	Residential
	card	mortgage	mortgage	card	mortgage	mortgage
	loans (4)	loans	loans (2)	loans (5)	loans	loans (2)

Securitized and sold	$1,200	$396	$2,828	$1,200	$176	$1,300
Net cash proceeds received	400	397	2,767	600	181	1,297
Asset-backed securities purchased	794	—	—	596	—	—
Retained rights to future excess interest	9	—	47	8	—	51
Pre-tax gain (loss) on sale	3	1	(14)	4	5	48
Securities created and retained as investment securities	—	—	3,562	—	—	1,555

(1)	We did not securitize any credit card loans during the three months ended April 30, 2006.

(2)	All residential mortgage loans securitized are government guaranteed.

(3)	We did not securitize any commercial mortgage loans during the three months ended January 31, 2006.

(4)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by the trust with a principal value of $800 million.

(5)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by the trust with a principal value of $600 million.

38   ROYAL BANK OF CANADA   SECOND QUARTER 2006
The key assumptions used to value the retained interests at the date of securitization for activities during the three-month period ended April 30, 2006, are summarized below. All rates are annualized.
Key assumptions

Residential
mortgage loans
Fixed rate

Expected weighted average life of prepayable receivables (in years)	3.45
Payment rate	17.41%
Excess spread, net of credit losses	.73
Discount rate	3.89
Expected credit losses	n.a.

n.a. not applicable
Note 7: Stock-based compensation
We prospectively adopted the fair value method of accounting recommended by the CICA in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is presented in the following table:
Pro forma net income and earnings per share

	For the three months ended				For the six months ended
	Reported	Reported		Pro forma	Reported	Reported	Pro forma
	April 30	January 31	April 30	April 30	April 30	April 30	April 30
	2006 (1)	2006 (1)	2005	2005	2006 (1)	2005	2005

Net income from continuing operations	$1,128	$1,172	$916	$913	$2,300	$1,893	$1,885
Net loss from discontinued operations (2)	(10)	(1)	(9)	(9)	(11)	(7)	(7)

Net income	$1,118	$1,171	$907	$904	$2,289	$1,886	$1,878

Basic earnings (loss) per share (3)
From continuing operations	$0.87	$0.90	$0.71	$0.70	$1.78	$1.47	$1.46
From discontinued operations	(0.01)	—	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Total	$0.86	$0.90	$0.70	$0.69	$1.77	$1.46	$1.45

Diluted earnings (loss) per share (3)
From continuing operations	$0.86	$0.89	$0.70	$0.69	$1.75	$1.44	$1.44
From discontinued operations	(0.01)	—	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Total	$0.85	$0.89	$0.69	$0.68	$1.74	$1.43	$1.43

(1)	All awards granted prior to adopting the fair value method of accounting fully vested during the quarter ended January 31, 2006; therefore, there are no pro forma results to disclose.

(2)	Refer to Note 3.

(3)	The basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.
Note 8: Pension and other postemployment benefits

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2006	2006	2005	2006	2005

Pension benefit expense	$99	$99	$87	$198	$176
Other postemployment benefit expense (1)	26	33	48	59	97

(1)	We have revised our presentation of Other postemployment benefit expense to include certain postemployment benefits in addition to the postretirement benefits. These benefits include long-term disability, health, dental and life insurance coverage.
We announced changes to our postretirement benefit program in Canada which will be effective for eligible employees who retire on or after January 1, 2010. The new postretirement program provides for the allotment of a fixed annual credit to eligible retirees which will be calculated based on the number of years of eligible service provided. The credit can be used toward the purchase of health and dental plans after retirement. Based on current assumptions, we expect the impact of these changes to reduce our benefit obligation by approximately $510 million.
Note 9: Significant capital transactions
On April 26, 2006, we redeemed all outstanding 8.20% subordinated debentures due April 26, 2011, for an amount of $100 million plus accrued interest.
     On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one share split.
     On April 4, 2006, we issued $300 million of Non-Cumulative First Preferred Shares Series AA at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.278125 per share to yield 4.45% annually. Subject to regulatory approval, we may redeem these shares on or after May 24, 2011, in whole or in part, at a declining premium.
     On February 13, 2006, we redeemed all outstanding 5.50% subordinated debentures due February 13, 2011, for an amount of $125 million plus accrued interest.
     On December 22, 2005, we announced our intention to issue, from time to time, up to US$6 billion of senior debt and subordinated debt in the United States.
     On June 20, 2005, we announced the renewal of our normal course issuer bid (NCIB) to purchase for cancellation up to 10 million of our common shares through the facilities of Toronto Stock Exchange. Under the NCIB, purchases may be made for a one-year period commencing on June 24, 2005.
     Details of our common shares purchased under the NCIB are presented below.

	For the three
	months ended
	April 30	January 31	Since
	2006	2006	Inception (1)

Pre-stock dividend
Number of shares purchased (in thousands)	2,186	2,202	6,337
Average cost per share	$93.21	$87.78	$88.34

Amount	$204	$193	$560

Post-stock dividend
Number of shares purchased (in thousands)	2,159	n.a.	2,159
Average cost per share	$48.10	n.a.	$48.10

Amount	$104	n.a.	$104

Total amount	$308	$193	$664

(1)	Additional 0.3 million shares have been purchased by non-independent compensation plans at April 30, 2006, which counts under our NCIB limit.
n.a. not applicable

ROYAL BANK OF CANADA   SECOND QUARTER 2006   39
     On March 22, 2005, we announced that we may, from time to time, purchase for cancellation, some or all of our outstanding $250 million Floating-Rate Debentures due in 2083 and US$300 million Floating-Rate Debentures due in 2085. The timing, price and other terms are determined at our sole discretion. During the current quarter, we purchased US$19 million ($21 million) of Floating-Rate debentures due in 2085. Since the announcement date, we have purchased a total of $3.5 million of Floating-Rate Debentures due in 2083 and US$87 million ($104 million) of Floating-Rate Debentures due in 2085.
Note 10: Earnings per share (1)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2006	2006	2005	2006	2005

Basic earnings per share
Net income from continuing operations	$1,128	$1,172	$916	$2,300	$1,893
Net loss from discontinued operations (2)	(10)	(1)	(9)	(11)	(7)

Net income	1,118	1,171	907	2,289	1,886
Preferred share dividends	(11)	(10)	(12)	(21)	(20)

Net income available to common shareholders	$1,107	$1,161	$895	$2,268	$1,866

Average number of common shares (in thousands)	1,282,694	1,284,333	1,281,685	1,283,436	1,279,482

Basic earnings (loss) per share
Continuing operations	$0.87	$0.90	$0.71	$1.78	$1.47
Discontinued operations	(0.01)	—	(0.01)	(0.01)	(0.01)

Total	$0.86	$0.90	$0.70	$1.77	$1.46

Diluted earnings per share
Net income available to common shareholders	$1,107	$1,161	$895	$2,268	$1,866

Average number of common shares (in thousands)	1,282,694	1,284,333	1,281,685	1,283,436	1,279,482
Stock options (3)	14,498	14,375	13,585	14,460	12,741
Issuable under other stock-based compensation plans	4,453	5,670	8,331	5,210	8,910

Average number of diluted common shares (in thousands)	1,301,645	1,304,378	1,303,601	1,303,106	1,301,133

Diluted earnings (loss) per share
Continuing operations	$0.86	$0.89	$0.70	$1.75	$1.44
Discontinued operations	(0.01)	—	(0.01)	(0.01)	(0.01)

Total	$0.85	$0.89	$0.69	$1.74	$1.43

(1)	The average number of common shares, average number of diluted common shares, and basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

(2)	Refer to Note 3.

(3)	The dilutive effect of stock options was calculated using the treasury stock method. For each of the three-month periods ended April 30, 2006, January 31, 2006 and April 30, 2005 and each of the six-month periods ended April 30, 2006 and April 30, 2005, no option was outstanding with an exercise price exceeding the average market price of our common shares.
Note 11: Guarantees and contingencies
Guarantees
In the normal course of business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG-14). The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     The following table summarizes significant guarantees that we have provided to third parties:
Maximum potential amount of future payments

	As at
	April 30	October 31	April 30
	2006	2005	2005

Securities lending indemnifications (1)	$—	$32,550	$28,900
Backstop liquidity facilities	35,081	29,611	27,473
Credit derivatives and written put options (2)	26,511	28,662	42,282
Financial standby letters of credit and performance guarantees	14,799	14,417	13,930
Stable value products (2)	15,413	12,567	9,733
Credit enhancements	3,999	3,179	4,212
Mortgage loans sold with recourse (3)	254	388	356

(1)	Substantially all of our securities lending activities are now transacted through our new joint venture, RBC Dexia IS. As at April 30, 2006, RBC Dexia IS securities lending indemnifications totalled $42,756 million; we are exposed to 50% of this amount.

(2)	The notional amount of the contract approximates the maximum potential amount of future payments.

(3)	As at April 30, 2006, approximately $14 million relates to discontinued operations (October 31, 2005 — $174 million; April 30, 2005 — $232 million). Refer to Note 3. The October 31, 2005 amount was revised to include the $174 million.
The current carrying amount of our liability for credit derivatives, written put options and stable value products as at April 30, 2006, was $248 million ($465 million as at October 31, 2005; $339 million as at April 30, 2005) and this amount was included in Other — Derivative-related amounts on our Consolidated Balance Sheets. The current carrying amount of our liability for other significant guarantees we have provided to third parties was $17 million as at April 30, 2006 ($16 million as at October 31, 2005; $16 million as at April 30, 2005).
     Refer to Note 25 of our 2005 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.
Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants, and certain current and former officers and directors of Enron. In addition, Royal Bank of Canada and certain related entities have been named as defendants in six Enron-related cases, which are filed in various courts in the U.S., asserting similar

40   ROYAL BANK OF CANADA   SECOND QUARTER 2006
claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our consolidated financial position or results of operations.
Note 12: Results by business segment
Quarterly earnings

	RBC Canadian			RBC U.S. and International
	Personal and Business			Personal and Business			RBC Capital Markets
	Q2/06	Q1/06	Q2/05	Q2/06	Q1/06	Q2/05	Q2/06	Q1/06	Q2/05

Net interest income	$1,409	$1,428	$1,268	$275	$279	$274	$(13)	$31	$146
Non-interest income	1,802	1,870	1,760	446	431	394	1,270	945	820

Total revenue	3,211	3,298	3,028	721	710	668	1,257	976	966
Provision for (recovery of) credit losses	168	142	158	6	10	15	(23)	(85)	(46)
Insurance policyholder benefits, claims and acquisition expense	619	652	622	—	—	—	—	—	—
Non-interest expense	1,533	1,502	1,492	568	567	547	835	686	617
Business realignment charges	—	—	1	—	—	—	—	—	—

Net income (loss) before income taxes	891	1,002	755	147	133	106	445	375	395
Income taxes	283	333	231	40	30	22	53	56	90
Non-controlling interest in net income of subsidiaries	—	—	—	1	2	2	(41)	(11)	11

Net income (loss) from continuing operations	608	669	524	106	101	82	433	330	294
Net loss from discontinued operations	—	—	—	(10)	(1)	(9)	—	—	—

Net income (loss)	$608	$669	$524	$96	$100	$73	$433	$330	$294

	Corporate Support			Total
	Q2/06	Q1/06	Q2/05	Q2/06	Q1/06	Q2/05

Net interest income	$(62)	$(63)	$(26)	$1,609	$1,675	$1,662
Non-interest income	(5)	39	50	3,513	3,285	3,024

Total revenue	(67)	(24)	24	5,122	4,960	4,686
Provision for (recovery of) credit losses	(27)	(20)	(11)	124	47	116
Insurance policyholder benefits, claims and acquisition expense	—	—	—	619	652	622
Non-interest expense	(8)	(4)	5	2,928	2,751	2,661
Business realignment charges	—	—	1	—	—	2

Net income (loss) before income taxes	(32)	—	29	1,451	1,510	1,285
Income taxes	(28)	(87)	10	348	332	353
Non-controlling interest in net income of subsidiaries	15	15	3	(25)	6	16

Net income (loss) from continuing operations	(19)	72	16	1,128	1,172	916
Net loss from discontinued operations	—	—	—	(10)	(1)	(9)

Net income (loss)	$(19)	$72	$16	$1,118	$1,171	$907

ROYAL BANK OF CANADA   SECOND QUARTER 2006   41
Six-month earnings

	RBC Canadian		U.S. and International
	Personal and Business		Personal and Business		RBC Capital Markets
	2006	2005	2006	2005	2006	2005

Net interest income	$2,837	$2,544	$554	$542	$18	$332
Non-interest income	3,672	3,470	877	813	2,215	1,720

Total revenue	6,509	6,014	1,431	1,355	2,233	2,052
Provision for (recovery of) credit losses	310	261	16	29	(108)	(48)
Insurance policyholder benefits, claims and acquisition expense	1,271	1,204	—	—	—	—
Non-interest expense	3,035	2,907	1,135	1,091	1,521	1,322
Business realignment charges	—	1	—	—	—	—

Net income (loss) before income taxes	1,893	1,641	280	235	820	778
Income taxes	616	520	70	56	109	196
Non-controlling interest in net income of subsidiaries	—	—	3	4	(52)	20

Net income from continuing operations	1,277	1,121	207	175	763	562
Net loss from discontinued operations	—	—	(11)	(7)	—	—

Net income	$1,277	$1,121	$196	$168	$763	$562

	Corporate Support		Total
	2006	2005	2006	2005

Net interest income	$(125)	$(62)	$3,284	$3,356
Non-interest income	34	100	6,798	6,103

Total revenue	(91)	38	10,082	9,459
Provision for (recovery of) credit losses	(47)	(18)	171	224
Insurance policyholder benefits, claims and acquisition expense	—	—	1,271	1,204
Non-interest expense	(12)	(5)	5,679	5,315
Business realignment charges	—	3	—	4

Net income (loss) before income taxes	(32)	58	2,961	2,712
Income taxes	(115)	24	680	796
Non-controlling interest in net income of subsidiaries	30	(1)	(19)	23

Net income from continuing operations	53	35	2,300	1,893
Net loss from discontinued operations	—	—	(11)	(7)

Net income	$53	$35	$2,289	$1,886

We have organized our operations into the following three business segments for management purposes: RBC Canadian Personal and Business consists of banking and investments in Canada, and our global insurance businesses; RBC U.S. and International Personal and Business consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally; and RBC Capital Markets includes corporate, commercial and investment banking, securities custody and transaction processing.
     During the quarter, we transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets. The comparative results have been restated to reflect the transfer.
     Our business segments’ results reflect revenue and expenses associated with conducting their business. The expenses may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting model that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our three business segments are reported under our fourth segment, Corporate Support.
     Our assumptions and methodologies used in our management reporting model are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.
     During the first quarter of 2006, we implemented certain revisions to our overhead and transfer pricing methodologies, which are reflected in the comparative results presented.
Note 13: Variable interest entities
We administer multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) which purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. The multi-seller conduits are not consolidated under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities, as we are not the Primary Beneficiary. However, we hold significant variable interests in these multi-seller conduits through our provision of back-stop liquidity facilities and partial credit enhancement and our entitlement to residual fees.
     As a result of increased activities during the quarter, the total assets of our multi-seller conduits were $36 billion as at April 30, 2006 (January 31, 2006 — $34 billion; October 31, 2005 — $29 billion). Our maximum exposure to loss was $36 billion as at April 30, 2006 (January 31, 2006 — $34 billion; October 31, 2005 — $29 billion).

42   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Note 14: Reconciliation of Canadian and United States generally accepted accounting principles
The Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the financial statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 29 on pages 127 to 136 of our 2005 Annual Report.
Condensed Consolidated Balance Sheets

	As at April 30			As at October 31			As at April 30
	2006			2005			2005
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets

Cash and due from banks	$5,222	$(2,300)	$2,922	$5,001	$—	$5,001	$4,136	$—	$4,136

Interest-bearing deposits with banks	8,878	(4.458)	4,420	5,237	(32)	5,205	7,043	(33)	7,010

Securities
Trading account	127,026	282	127,308	125,760	(977)	124,783	101,808	947	102,755
Investment account	36,301	(36,301)	—	34,060	(34,060)	—	37,102	(37,102)	—
Loan substitute	664	(664)	—	675	(675)	—	675	(675)	—
Available for sale	—	36,650	36,650	—	34,729	34,729	—	38,055	38,055

	163,991	(33)	163,958	160,495	(983)	159,512	139,585	1,225	140,810

Assets purchased under reverse repurchase agreements and securities borrowed	56,301	(2,569)	53,732	42,973	—	42,973	43,581	—	43,581

Loans (net of allowance for loan losses)	197,146	(328)	196,818	190,416	939	191,355	177,785	997	178,782

Other
Customers’ liability under acceptances	8,876	—	8,876	7,074	—	7,074	6,654	—	6,654
Derivative-related amounts	42,192	892	43,084	38,834	1,157	39,991	36,415	1,295	37,710
Premises and equipment	1,699	(65)	1,634	1,708	(33)	1,675	1,753	(28)	1,725
Goodwill	4,105	(82)	4,023	4,203	45	4,248	4,412	45	4,457
Other intangibles	686	(208)	478	409	—	409	511	—	511
Reinsurance recoverables	—	1,160	1,160	—	1,190	1,190	—	1,720	1,720
Separate account assets	—	112	112	—	105	105	—	105	105
Assets of operations held for sale	172	—	172	263	—	263	1,657	(3)	1,654
Other assets	13,625	35,910	49,535	12,908	26,917	39,825	11,341	19,426	30,767

	71,355	37,719	109,074	65,399	29,381	94,780	62,743	22,560	85,303

	$502,893	$28,031	$530,924	$469,521	$29,305	$498,826	$434,873	$24,749	$459,622

Liabilities and shareholders’ equity

Deposits	$322,787	$(10,863)	$311,924	$306,860	$28	$306,888	$283,492	$336	$283,828

Other
Acceptances	8,876	—	8,876	7,074	—	7,074	6,654	—	6,654
Obligations related to securities sold short	36,014	334	36,348	32,391	1,647	34,038	32,181	(114)	32,067
Obligations related to assets sold under repurchase agreements and securities loaned	28,315	(962)	27,353	23,381	—	23,381	19,572	—	19,572
Derivative-related amounts	47,072	533	47,605	42,592	579	43,171	41,229	721	41,950
Insurance claims and policy benefit liabilities	7,182	2,682	9,864	7,117	2,643	9,760	6,860	3,104	9,964
Separate account liabilities	—	112	112	—	105	105	—	105	105
Liabilities of operations held for sale	32	—	32	40	—	40	47	—	47
Other liabilities	20,388	36,021	56,409	18,408	23,916	42,324	14,557	19,864	34,421

	147,879	38,720	186,599	131,003	28,890	159,893	121,100	23,680	144,780

Subordinated debentures	7,839	257	8,096	8,167	407	8,574	8,101	462	8,563

Trust capital securities	1,390	(1,390)	—	1,400	(1,400)	—	1,400	(1,400)	—

Preferred share liabilities	300	(300)	—	300	(300)	—	300	(300)	—

Non-controlling interest in subsidiaries	1,947	1,396	3,343	1,944	1,434	3,378	674	1,434	2,108

Shareholders’ equity	20,751	211	20,962	19,847	246	20,093	19,806	537	20,343

	$502,893	$28,031	$530,924	$469,521	$29,305	$498,826	$434,873	$24,749	$459,622

ROYAL BANK OF CANADA   SECOND QUARTER 2006   43

Condensed Consolidated Statements of Income
	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2006	2006	2005	2006	2005

Net income from continuing operations, Canadian GAAP	$1,128	$1,172	$916	$2,300	$1,893
Differences:
Net interest income
Derivative instruments and hedging activities	13	7	12	20	16
Joint ventures (1)	(20)	–	–	(20)	–
Liabilities and equity	30	28	29	58	57
Non-interest income
Insurance accounting	(142)	(140)	(138)	(282)	(304)
Derivative instruments and hedging activities	6	(33)	(7)	(27)	(3)
Reclassification of securities	58	3	–	61	–
Limited partnerships	3	(1)	(2)	2	(4)
Joint ventures (1)	(128)	(40)	(48)	(168)	(85)
Other	(7)	(12)	–	(19)	(4)
Provision for (recovery of) credit losses
Joint ventures (1)	1	(1)	17	–	17
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	147	102	144	249	378
Non-interest expense
Stock appreciation rights	7	6	15	13	15
Insurance accounting	19	16	16	35	33
Joint ventures (1)	127	30	29	157	58
Other	7	8	–	15	–
Income taxes and net difference in income taxes due to the above items	(14)	22	(12)	8	(35)
Non-controlling interest in net income of subsidiaries
Liabilities and equity	(26)	(25)	(25)	(51)	(50)

Net income from continuing operations, U.S. GAAP	$1,209	$1,142	$946	$2,351	$1,982

Net loss from discontinued operations, Canadian GAAP	$(10)	$(1)	$(9)	$(11)	$(7)
Difference – Other	–	–	(1)	–	2

Net loss from discontinued operations, U.S. GAAP	$(10)	$(1)	$(10)	$(11)	$(5)

Net income, U.S. GAAP	$1,199	$1,141	$936	$2,340	$1,977

Basic earnings per share (2), (3)
Canadian GAAP	$0.86	$0.90	$0.70	$1.77	$1.46
U.S. GAAP	$0.92	$0.87	$0.71	$1.79	$1.51
Basic earnings per share from continuing operations
Canadian GAAP	$0.87	$0.90	$0.71	$1.78	$1.47
U.S. GAAP	$0.93	$0.87	$0.72	$1.80	$1.52
Basic earnings (loss) per share from discontinued operations
Canadian GAAP	$(0.01)	$–	$(0.01)	$(0.01)	$(0.01)
U.S. GAAP	$(0.01)	$–	$(0.01)	$(0.01)	$(0.01)
Diluted earnings per share (2), (3)
Canadian GAAP	$0.85	$0.89	$0.69	$1.74	$1.43
U.S. GAAP	$0.91	$0.86	$0.70	$1.77	$1.49
Diluted earnings per share from continuing operations
Canadian GAAP	$0.86	$0.89	$0.70	$1.75	$1.44
U.S. GAAP	$0.92	$0.86	$0.71	$1.78	$1.50
Diluted earnings (loss) per share from discontinued operations
Canadian GAAP	$(0.01)	$–	$(0.01)	$(0.01)	$(0.01)
U.S. GAAP	$(0.01)	$–	$(0.01)	$(0.01)	$(0.01)

(1)	Joint venture investments, other than VIEs, are proportionately consolidated under Canadian GAAP. Under U.S. GAAP, these investments are accounted for using the equity method.
(2)	Two-class method of calculating earnings per share: The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share by less than one cent for all periods presented.
(3)	The basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

44   ROYAL BANK OF CANADA   SECOND QUARTER 2006

Condensed Consolidated Statements of Cash Flows
	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2006	2006	2005	2006	2005

Cash flows from (used in) operating activities, Canadian GAAP	$7,461	$(4,049)	$317	$3,412	$(8,380)
U.S. GAAP adjustment for net income from continuing operations	81	(30)	30	51	89
Adjustment to determine net cash from (used in) operating activities
Provision for credit losses	—	—	(17)	—	(17)
Depreciation	(5)	(4)	(1)	(9)	(2)
Future income taxes	(44)	51	7	7	40
Amortization of other intangibles	(6)	—	—	(6)	—
Net gain on sale of investment account securities	—	—	3	—	3
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	13	26	53	39	23
Net change in accrued interest receivable and payable	(133)	80	(47)	(53)	31
Derivative-related assets	163	102	(6)	265	(97)
Derivative-related liabilities	(8)	(38)	(67)	(46)	52
Trading account securities	(2,004)	745	(1,568)	(1,259)	(2,634)
Reinsurance recoverable	(21)	(9)	33	(30)	19
Net change in brokers and dealers receivable and payable	228	2,014	1,891	2,242	991
Other	(1,757)	2,817	(1,360)	1,060	(88)

Net cash from (used in) operating activities from continuing operations, U.S. GAAP	3,968	1,705	(732)	5,673	(9,970)

Net cash (used in) operating activities from discontinued operations, U.S. GAAP	—	—	—	—	—

Net cash from (used in) operating activities, U.S. GAAP	3,968	1,705	(732)	5,673	(9,970)

Cash flows from (used in) investing activities, Canadian GAAP	(13,994)	(12,204)	(9,476)	(26,198)	(1,812)
Change in interest-bearing deposits with banks	(176)	4,602	(1)	4,426	49
Change in loans, net of loan securitizations	(540)	1,807	(12)	1,267	(30)
Proceeds from sale of investment account securities	(2,456)	(3,678)	(11,585)	(6,134)	(20,792)
Proceeds from maturity of investment account securities	(8,979)	(7,043)	(4,630)	(16,022)	(10,262)
Purchases of investment account securities	12,355	8,415	15,446	20,770	27,637
Proceeds from sale of available for sale securities	2,466	3,678	11,582	6,144	20,815
Proceeds from maturity of available for sale securities	8,979	7,044	4,630	16,023	10,262
Purchases of available for sale securities	(12,270)	(8,073)	(15,315)	(20,343)	(27,678)
Change in loan substitute securities	(10)	(1)	—	(11)	(26)
Net acquisitions of premises and equipment	—	(77)	4	(77)	5
Change in assets purchased under reverse repurchase agreements	1,643	926	—	2,569	—

Net cash from (used in) investing activities, U.S. GAAP	(12,982)	(4,604)	(9,357)	(17,586)	(1,832)

Cash flows from financing activities, Canadian GAAP	7,110	15,992	8,970	23,102	10,595
Change in deposits	(7,915)	(8,012)	(3,472)	(15,927)	(11,633)
Change in deposits — Canada	287	(6,267)	1,820	(5,980)	5,192
Change in deposits — International	6,428	4,588	1,657	11,016	7,061
Issue of preferred shares	(3)	—	—	(3)
Issuance costs	3	—	—	3
Net sales of treasury shares	—	—	(24)	—	(24)
Dividends paid	(3)	(4)	(3)	(7)	(7)
Change in obligations related to assets sold under repurchase agreements	(40)	(922)	—	(962)	—
Dividends/distributions paid by subsidiaries to non-controlling interests	—	—	—	—	(51)
Change in obligations related to securities sold short	1,428	(2,741)	952	(1,313)	1,076
Change in short-term borrowings of subsidiaries	—	—	—	—	(4)

Net cash from financing activities, U.S. GAAP	$7,295	$2,634	$9,900	$9,929	$12,205

Effect of exchange rate changes on cash and due from banks	$(37)	$(58)	$16	$(95)	$22

Net change in cash and due from banks	(1,756)	(323)	(173)	(2,079)	425
Cash and due from banks at beginning of period	$4,678	$5,001	$4,309	$5,001	$3,711

Cash and due from banks at end of period, U.S. GAAP	$2,922	$4,678	$4,136	$2,922	$4,136

Accumulated Other Comprehensive Income (Loss), net of income taxes (1)
	As at
	April 30	October 31	April 30
	2006	2005	2005

Unrealized gains and losses on available for sale securities	$(156)	$83	$212
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,163)	(1,768)	(1,300)
Gains and losses on derivatives designated as cash flow hedges	(17)	(165)	(242)
Additional pension obligation	(313)	(313)	(67)

Accumulated other comprehensive income (loss), net of income taxes	$(2,649)	$(2,163)	$(1,397)

(1)	Accumulated other comprehensive income is a separate component of Shareholders’ equity under U.S. GAAP.

ROYAL BANK OF CANADA   SECOND QUARTER 2006 45
Consolidated Statements of Comprehensive Income

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2006	2006	2005	2006	2005

Net income, U.S. GAAP	$1,199	$1,141	$936	$2,340	$1,977
Other comprehensive income, net of taxes
Changes in unrealized gains and losses on available for sale securities	(206)	(33)	(33)	(239)	34
Changes in unrealized foreign currency translation gains and losses	(243)	(609)	323	(852)	744
Impact of hedging unrealized foreign currency translation gains and losses	105	352	(204)	457	(493)
Changes in gains and losses on derivatives designated as cash flow hedges	36	42	(13)	78	(102)
Reclassification to earnings of gains and losses of cash flow hedges	29	41	27	70	52

Total comprehensive income	$920	$934	$1,036	$1,854	$2,212

Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available for sale securities	$(109)	$(18)	$(19)	$(127)	$19
Impact of hedging unrealized foreign currency translation gains and losses	49	173	(103)	222	(248)
Changes in gains and losses on derivatives designated as cash flow hedges	20	23	(7)	43	(54)
Reclassification to earnings of gains and losses of cash flow hedges	15	21	15	36	28

Total income taxes (recovery)	$(25)	$199	$(114)	$174	$(255)

Significant balance sheet reconciling items
The following tables present the increases (decreases) in assets, liabilities and shareholders’ equity by significant reconciling items between Canadian and U.S. GAAP.

	Derivative					Stock		Additional				Guarantees, loan
	instruments and	Joint	Insurance	Reclassification	Limited	appreciation	Liabilities	pension	Trade date	Non-cash	Right of	commitments and
	hedging activities	ventures(1)	accounting	of securities	partnerships	rights	and equity	obligation	accounting	collateral	offset	other minor items	Total
As at April 30, 2006

Assets
Cash and due from banks	$—	(2,300)	—	—	—	—	—	—	—	—	—	—	$(2,300)
Interest-bearing deposits with banks	$(35)	(4,423)	—	—	—	—	—	—	—	—	—	—	$(4,458)
Securities	$(1)	(299)	—	(118)	(151)	—	—	—	535	—	—	1	$(33)
Assets purchased under reverse repurchase agreements and securities borrowed	$—	(2,569)	—	—	—	—	—	—	—	—	—	—	$(2,569)
Loans	$42	(1,219)	—	—	—	—	—	—	—	—	849	—	$(328)
Other assets	$409	(1,534)	2,835	41	139	(22)	—	167	11,401	24,155	—	128	$37,719
Liabilities and shareholders’ equity
Deposits	$(161)	(10,702)	—	—	—	—	—	—	—	—	—	—	$(10,863)
Other liabilities	$198	(1,619)	2,723	—	—	(55)	(34)	480	11,936	24,155	849	87	$38,720
Subordinated debentures	$257	—	—	—	—	—	—	—	—	—	—	—	$257
Trust capital securities	$—	—	—	—	—	—	(1,390)	—	—	—	—	—	$(1,390)
Preferred share liabilities	$—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	(28)	—	—	—	—	1,424	—	—	—	—	—	$1,396
Shareholders’ equity	$121	5	112	(77)	(12)	33	300	(313)	—	—	—	42	$211

As at October 31, 2005

Assets
Interest-bearing deposits with banks	$(32)	—	—	—	—	—	—	—	—	—	—	—	$(32)
Securities	$—	—	—	165	(140)	—	—	—	(977)	—	—	(31)	$(983)
Loans	$42	—	—	—	—	—	—	—	—	—	897	—	$939
Other assets	$813	(74)	2,819	(61)	127	(17)	—	167	9,143	16,339	—	125	$29,381
Liabilities and shareholders’ equity
Deposits	$28	—	—	—	—	—	—	—	—	—	—	—	$28
Other liabilities	$416	(74)	2,661	—	—	(45)	(34)	480	8,166	16,339	897	84	$28,890
Subordinated debentures	$407	—	—	—	—	—	—	—	—	—	—	—	$407
Trust capital securities	$—	—	—	—	—	—	(1,400)	—	—	—	—	—	$(1,400)
Preferred share liabilities	$—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	—	—	—	—	—	1,434	—	—	—	—	—	$1,434
Shareholders’ equity	$(28)	—	158	104	(13)	28	300	(313)	—	—	—	10	$246

As at April 30, 2005

Assets
Interest-bearing deposits with banks	$(33)	—	—	—	—	—	—	—	—	—	—	—	$(33)
Securities	$—	—	—	415	(128)	—	—	—	757	—	190	(9)	$1,225
Loans	$42	—	—	—	—	—	—	—	—	—	955	—	$997
Other assets	$992	(93)	3,304	(149)	119	(15)	—	35	7,116	11,130	9	112	$22,560
Liabilities and shareholders’ equity
Deposits	$137	—	—	—	—	—	—	—	—	—	199	—	$336
Other liabilities	$554	(93)	3,150	—	—	(40)	(34)	102	7,873	11,130	955	83	$23,680
Subordinated debentures	$462	—	—	—	—	—	—	—	—	—	—	—	$462
Trust capital securities	$—	—	—	—	—	—	(1,400)	—	—	—	—	—	$(1,400)
Preferred share liabilities	$—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	—	—	—	—	—	1,434	—	—	—	—	—	$1,434
Shareholders’ equity	$(152)	—	154	266	(9)	25	300	(67)	—	—	—	20	$537

(1)	Joint venture investments, other than VIEs, are proportionately consolidated under Canadian GAAP. Under U.S. GAAP, these investments are accounted for using the equity method.

46   ROYAL BANK OF CANADA   SECOND QUARTER 2006
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Share-based payment
 On November 1, 2005, we adopted Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004) Share-Based Payment (FAS 123(R)) and its related FASB Staff Positions (FSPs) prospectively for new awards and the unvested portion of existing awards. FAS 123(R) requires that compensation costs relating to share-based payment transactions be measured and recognized in the financial statements based on the fair value of the equity or liability instruments issued. The adoption of this standard did not materially impact our consolidated financial position or results of operations.
Impairment of certain investments
 On February 1, 2006, we adopted FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which codifies existing guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. The adoption of this FSP did not materially impact our consolidated financial position or results of operations.
Future accounting changes
Accounting for certain hybrid financial instruments
On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities. FAS 155 will be effective for us on November 1, 2006.
Accounting for servicing financial assets
 On March 17, 2006, FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can choose to subsequently amortize the initial fair value over the term of the servicing rights, or remeasure them at fair value through income. The ability to remeasure servicing rights at fair value through income will eliminate the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting. FAS 156 will be effective for us on November 1, 2006.
Guidance on application of the Variable Interest Entity standard
On April 13, 2006, FASB issued FSP No. FIN 46(R)-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R) (FSP FIN 46(R)-6), which provides additional clarification on how to analyze variable interest entities and their consolidation requirement. FSP FIN 46(R)-6 will be effective for us on August 1, 2006.
We are currently assessing the impact of adopting the above standards on our consolidated financial position and results of operations.

ROYAL BANK OF CANADA   SECOND QUARTER 2006   47
SHAREHOLDER INFORMATION
Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800
Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
website:
rbc.com
Transfer Agent and Registrar
Main Agent
Computershare Trust
Company of Canada
Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7555, or
1-866-586-7635
Fax: (514) 982-7635
website:
computershare.com
Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286
Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services — Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England
Stock exchange listings
(Symbol: RY)
Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)
All preferred shares are listed on the Toronto Stock Exchange.
Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.
Shareholder contact
For information about share transfers, address changes, dividends, lost share certificates, tax forms, estate transfers, contact:
Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (514) 982-7555 or
1-866-586-7635
For other shareholder inquiries, contact: Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our website at:
rbc.com/ investorrelations
Direct deposit service
Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.
Dividend Reinvestment Plan
RBC’s Dividend Reinvestment Plan provides its registered common shareholders residing in Canada and the United States with the means to purchase additional RBC common shares through the automatic reinvestment of their cash dividends.
For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:
Computershare Investor
Services, Inc.
Attn: Dividend Reinvestment Dept.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada
and U.S.)
(514) 982-7555
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com
Institutional investors, brokers and security analysts
For financial information inquiries contact: Senior Vice-President, Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800
Common share repurchases
We are engaged in a normal course issuer bid through the facilities of Toronto Stock Exchange. During the one-year period ending June 23, 2006, we may repurchase up to 10 million shares in the open market at market prices. We determine the amount and timing of the purchases.
A copy of our Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary at our Toronto mailing address.
2006 quarterly earnings release dates

First quarter	March 3
Second quarter	May 26
Third quarter	August 25
Fourth quarter	November 30
Dividend dates for 2006
Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred	Jan. 26	Feb. 24
shares series N, O, S and W	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Preferred shares series AA	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC FINANCIAL GROUP, RBC CAPITAL MARKETS, RBC CANADIAN PERSONAL AND BUSINESS, RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS, RBC INSURANCE, RBC CENTURA, RBC DAIN RAUSCHER, RBC MORTGAGE, RBC MORTGAGE COMPANY, RBC CAPITAL TRUST, RBC HEDGE 250 INDEX and RBC REWARDS, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia companies are licensed users of the RBC trademark.